

Affiliated Managers Group, Inc.

Annual Report 2007

Affiliated Managers Group, Inc. (NYSE: AMG) is an asset management company which operates through a diverse group of high quality boutique asset management firms (its "Affiliates"). AMG's unique partnership approach with its Affiliates preserves the entrepreneurial orientation that distinguishes the most successful investment management firms. AMG promotes the continued growth and strong performance of its Affiliates by:

- Maintaining and enhancing Affiliate managers' equity incentives in their firms;
- Preserving each Affiliate's distinct culture and investment focus; and
- Leveraging AMG's scale to expand the product offerings and distribution capabilities of its Affiliates, and to provide its Affiliates access to the highest quality operations, compliance and technology resources.

AMG seeks to achieve earnings growth through the internal growth of its Affiliates, development initiatives lesigned to enhance its Affiliates' businesses, and nvestments in new Affiliates. AMG's Affiliates ollectively manage approximately $275 billion (as of December 31, 2007) in more than 300 investment roducts across the institutional, mutual fund and high et worth distribution channels for investors around the vorld. AMG has achieved strong long-term growth in arnings, with compound annual growth in Cash arnings Per Share of 21 percent since its initial ublic offering in 1997.



ontents

less otherwise noted, data presented is as of December 31, 2007.

Financial Highlights

(in millions, except as indicated and per share data)	Years ended December 31, 2005	2006	**2007**
Operating Results			
Revenue	$ 916.5	$ 1,170.4	**$ 1,369.9**
Net Income	119.1	151.3	**182.0**
Cash Net Income[1]	186.1	222.5	**258.7**
EBITDA[2]	267.5	342.1	**418.2**
Earnings Per Share – diluted	$ 2.81	$ 3.74	**$ 4.58**
Cash Earnings Per Share – diluted[3]	4.85	5.68	**6.65**
Balance Sheet Data			
Total Assets	$ 2,321.6	$ 2,665.9	**$ 3,395.7**
Senior Indebtedness	665.5	778.9	**897.6**
Mandatory Convertible Securities	300.0	300.0	**300.0**
Junior Convertible Securities	0	300.0	**800.0**
Stockholders' Equity	817.4	499.2	**469.2**
Other Financial Data			
Assets Under Management (at period end, in billions)	$ 184.3	$ 241.1	**$ 274.8**
Average Shares Outstanding – diluted	44.7	45.2	**44.9**
Average Shares Outstanding – adjusted diluted[4]	38.4	39.2	**38.9**

For the Financial Highlights notes referenced above, please see page 87.

Quarterly Earnings



$2.1
$2.00
$1.50
$1.00
$0.50
4Q 97
4Q 98
4Q 99
4Q 00
4Q 01
4Q 02
4Q 03
4Q 04
4Q 05
4Q 06
4Q 07
Cash Earnings Per Share
Earnings Per Share (diluted)

To Our Shareholders

In November 2007, we marked the milestone of our 10th anniversary as a public company. Over the past decade, we have successfully executed our growth strategy of partnering with outstanding boutique asset managers and leveraging our scale to enhance the growth and operations of our Affiliates. Through the strong organic growth of our Affiliates, as well as accretive new investments, we have generated compound annual growth of 21 percent in Cash Earnings Per Share over that time, as compared to four percent growth in the S&P 500 Index.

We have created substantial value for our shareholders over the long term by building a strong and diverse business that includes many of the world's leading boutique asset managers. Our Affiliates have outstanding performance records in their investment disciplines and established reputations for providing excellent client service, and they are well-positioned to continue to deliver superior results for their clients and generate organic growth at their firms. We have increased our exposure to fast-growing asset classes, such as international equities and alternative investments (including through our 2007 investments in two high quality alternative managers), which now account for 30 percent and 20 percent of our

AMG Executive Management



Sean M. Healey
President and Chief Executive Officer

Nathaniel Dalton
Executive Vice President and Chief Operating Officer

Darrell W. Crate
Executive Vice President and Chief Financial Officer

John Kingston, III
Executive Vice President and General Counsel

Jay C. Horgen
Executive Vice President, New Investments

In 2007, our participation across a range of investment styles and asset classes around the globe generated strong earnings growth, with Cash Earnings Per Share of $6.65, or growth of 17%, and EBITDA of $418 million, or growth of 22%.

earnings, respectively. We also continue to increase our exposure to fast-growing client segments worldwide — non-U.S. client assets at our Affiliates are approximately $85 billion, or 30 percent of our total assets under management.

AMG has a proven history of delivering strong and consistent earnings growth even in challenging market environments, such as those from 2000 to 2003, and the volatile markets in the second half of 2007. With over 300 products across a wide array of investment styles and asset classes around the globe, AMG is highly diversified, and the increased breadth and scale of our business has positioned us to continue to deliver strong results for our shareholders. In the United States, we participate broadly in domestic equity investment styles, from deep value to aggressive growth, as well as quantitative, real estate and other alternative strategies. Our earnings stability is enhanced by our substantial international client base, as well as the increasingly global profile of our investment products, including international developed market equities, emerging markets equities, and multi-strategy, currency and market neutral strategies. Finally, our increasing exposure to alternative investments provides us with earnings that are generally less correlated to the broader equity markets.



We believe international equities will continue to benefit from long-term secular growth trends, and our participation in this area will generate strong growth going forward. Two of our largest Affiliates, Tweedy, Browne Company and Third Avenue Management, recently reopened highly regarded international equity products based on their view that the current market environment has produced a growing number of new investment opportunities worldwide. In addition, our Affiliate Genesis Investment Management is one of the largest and most experienced emerging markets equities managers in the industry, with outstanding long-term investment performance and excellent prospects for continued growth.

The environment for domestic growth equities products, which contribute 25 percent of our EBITDA, was strong for much of the year, and we had excellent results among our growth equities managers. Affiliates specializing in this area offer a broad range of outstanding products with superior absolute and relative performance over the long term. As a group, our Affiliates, including Friess Associates, TimesSquare Capital Management, Frontier Capital Management Company, and Renaissance Investment Management, continued to build on their impressive one-, three- and five-year performance records. Most notably, Friess Associates, manager of the Brandywine Funds, was a finalist for Morningstar's Domestic-Stock Manager of the Year award.

In the domestic value equity area, which contributes 20 percent of our EBITDA, we have an outstanding array of products managed by such highly regarded and experienced managers as Tweedy, Browne, Third Avenue and Systematic Financial Management.

In the growing alternative investments segment of our business, we have enhanced the diversity of our product mix to include more than 40 distinct investment strategies, many of which have low correlation to the equity markets. Our alternative investment products are focused on a range of strategies, including distressed securities, quantitative global macro, activist investing and credit alternatives. Given the breadth of our alternative product offerings, we have significantly increased the potential contribution of

Over the past decade, we have successfully executed our growth strategy of partnering with outstanding boutique asset managers and leveraging our scale to enhance the growth and operations of our Affiliates.

performance fees to our earnings, and we expect that performance fees will continue to provide a meaningful contribution to our earnings growth in the future.

We further expanded our exposure in the alternatives area during 2007 by completing accretive investments in two high quality firms with outstanding performance records, BlueMountain Capital Management and ValueAct Capital. BlueMountain, a leading global credit alternatives manager, has a proven track record of delivering exceptional absolute returns for its clients. ValueAct is a premier active value investment manager with strong prospects for continued growth. Both of these firms offer products with little correlation to our current portfolio of performance-fee products.

We continue to enhance our Affiliates' growth and profitability through our distribution platforms both in the United States and internationally. Around the globe, our Affiliates have already demonstrated their strong appeal to non-U.S. clients, but we see additional opportunities to support client relationships in key international markets, particularly markets where institutional investors are increasingly demanding the expertise of outstanding boutique asset managers. Over the past year, we launched our global distribution platform with the opening of our Sydney office (in early 2007) to support institutional marketing initiatives in Australia, followed by the opening of our London office (in early 2008) to support marketing efforts throughout the Middle East.

In the U.S. intermediary-driven marketplace, Managers Investment Group continues to provide AMG Affiliates with a platform to meaningfully expand the distribution of their products to retail investors. Managers' team of experienced sales professionals distributes single- and multi-manager Affiliate mutual fund and separate account products to intermediaries, including broker-dealers, banks and independent advisors, as well as in the sub-advisory and defined contribution marketplaces.

In addition to the growth of our existing Affiliates, AMG continues to grow through accretive investments in new Affiliates. We have an established track record of successful investments, and an excellent reputation as an innovative and supportive partner to our Affiliates. AMG is widely regarded as the succession planning partner of choice among growing boutique firms, and prospective partners are also increasingly attracted to the range of strategic support services we offer, from initiatives that can help firms expand their product offerings and broaden their distribution capabilities, to our legal and compliance resources. Our success in partnering with boutique firms positions us to execute upon a range of very attractive investment opportunities within the universe of both traditional and alternative managers.

We have also positioned our capital structure to support our growth opportunities. Our business generates strong and recurring free cash flow, and we are disciplined in our approach to allocating our capital when making investments in new Affiliates, investing in growth initiatives on behalf of our existing Affiliates, and repurchasing our stock. AMG maintains an investment grade rating and a strong balance sheet, with substantial liquidity and financial flexibility. In 2007, we enhanced our financial capacity through the

AMG Board of Directors

Sean M. Healey
President and Chief Executive Officer

William J. Nutt
Chairman

Patrick T. Ryan
Former Chief Executive Officer, PolyMedica Corporation



With more than 300 products across a wide array of investment styles and asset classes, AMG is highly diversified, and the increased breadth and scale of our business has positioned AMG to continue to deliver strong results to our shareholders.

issuance of a $500 million convertible trust preferred security and an increase in our credit facility, to $950 million. More recently, in early 2008, we further strengthened our balance sheet through the conversion to equity of our $300 million floating rate convertible securities and $300 million mandatory convertible securities.

In conclusion, through the continued execution of our business strategy — partnering with the highest quality boutique asset managers in the world, and leveraging our scale to support and enhance their growth — we are confident that we will generate substantial value for our shareholders in the future. We are grateful to our Affiliates, employees, Board of Directors and service providers for their contributions to our ongoing success, and to our shareholders for their support.

Sean M. Healey
President and Chief Executive Officer

Jide J. Zeitlin
Former General Partner, Goldman, Sachs & Co.

Richard E. Floor
Partner, Goodwin Procter LLP

Rita M. Rodriguez
Former Director, Export-Import Bank of the United States

Harold J. Meyerman
Former Senior Executive, The Chase Manhattan Bank and First Interstate Bank, Ltd.



AMG Overview



AMG follows a proven, disciplined strategy for growing its business: invest in excellent boutique asset management businesses; allow management to retain equity in their firm as a powerful incentive for growth through a partnership structure that preserves the unique culture and approach that has led to their success; and then provide these Affiliates with a range of growth and development initiatives designed to enhance their businesses.

AMG's success in executing its growth strategy has established a strong foundation for continued growth. With the diversity and strong performance of AMG's Affiliates, a proven ability and capacity to execute its growth initiatives, and AMG's established position as a leading institutional partner for growing boutique asset management firms, AMG is well-positioned to continue to generate shareholder value in the future.



Investment Products

AMG's Affiliates include some of the highest quality boutique investment management firms in the industry. As a group, AMG Affiliates manage more than 300 investment products across a broad array of investment styles. AMG's Affiliates are leading investors in their disciplines, with years of successful application of their investment processes demonstrated through their outstanding long-term performance records.

AMG's Affiliates predominantly offer active portfolio management of domestic and international equities, which, combined with a growing emphasis on alternative investments, gives AMG a significant presence in some of the most dynamic and fastest growing areas of the investment management industry. Approximately 30 percent of AMG's EBITDA is derived from global, international and emerging markets equity products, 20 percent from alternative products, and 45 percent from domestic equity products, including both growth and value styles. The remaining five percent is derived from fixed income and balanced products. This diverse array of products enables AMG to participate broadly in the most attractive segments of the investment management industry, while generating incremental growth by introducing Affiliate products into additional distribution channels.

Global, International and Emerging Markets Equities

AMG's Affiliates include leading boutique firms which manage global, international and emerging markets equities across a wide variety of products with distinct investment styles. **Tweedy, Browne Company**, **Third Avenue Management**, **Genesis Investment Management**, **AQR Capital Management**, **First Quadrant**, and **Foyston, Gordon & Payne** are well-known for their experience investing

AMG's Expanding Global Presence

Diverse Global and International Products

$150 Billion in Non-U.S. Investments



- International Developed Market Equities
- Emerging Markets Equities
- Currency, Market Neutral and Multi-Strategy
- Global Fixed Income
- U.S. Equities

Growing International Client Base

$85 Billion in Non-U.S. Clients



- Non-U.S. AUM
- U.S. AUM

$275 Billion in total AUM as of December 31, 2007





in international markets, and have outstanding long-term performance records.

Tweedy, Browne's Global Value product is among the largest and most distinguished global value equity products, and follows a diversified, Graham and Dodd approach to global investing. The Global Value fund, which reopened to investors in 2008, has an excellent long-term track record and continues to generate strong results for its investors. In 2007, the firm launched the Tweedy, Browne Worldwide High Dividend Yield Value Fund, which seeks long-term growth of capital by investing in companies around the globe that have above-average dividend yields and are reasonably valued in the market in relation to their underlying intrinsic value.

Third Avenue also applies a disciplined value philosophy to investing in international equities. The firm has generated solid long-term results utilizing its "safe and cheap" investment approach. Third Avenue's international value equity portfolios seek long-term capital appreciation by investing in the securities of well-financed, well-managed foreign companies believed to be priced below their intrinsic values. The Third Avenue International Value Fund has delivered strong, long-term results by successfully applying the firm's investment strategy and also reopened to new investors in 2007.

Genesis is a specialist manager of emerging markets equities for institutional clients. The firm aims to achieve capital growth over the medium- to long-term through a company-based approach while mitigating country risk through extensive diversification.

AQR employs a disciplined and systematic global research process through its global and international equity products to develop diversified portfolios that are overweight on cheap (and, in turn, underweight on expensive) international securities, countries and currencies to achieve long-term success in both investment performance and risk management. AQR manages international products on behalf of a wide range of leading global institutional investors through collective investment vehicles and separate accounts, and has generated outstanding results in this area.

First Quadrant employs its highly regarded quantitative investment strategies to identify stocks with shared fundamental characteristics that are likely to have a similar impact upon the equity markets. The firm's diversified equity portfolios include global long and long/short products, as well as regional products such as a European market neutral product, which has an excellent long-term performance record.



Earnings Contribution By Product Category



- ☐ International Equities 30%
- ■ Alternative Strategies 20%
- ■ U.S. Growth Equities 25%
- ■ U.S. Value Equities 20%
- ■ Fixed Income 5%

Foyston, Gordon & Payne manages value equity products for institutional and private clients. Foyston's investment products — Canadian equities, U.S. equities and international equities — have each generated strong, long-term investment results, significantly outperforming their respective peers and benchmarks.

Alternative Strategies

Alternative products are among the most rapidly growing segments of the asset management industry, with many products designed to generate strong returns with low correlation to traditional asset classes and the potential to earn incremental fees based upon their performance. With 14 Affiliates offering investment products with performance fee components, AMG realized a material contribution to its earnings from performance fees in 2007. The strength of AMG's results in this area reflects its Affiliates' broad expertise in their respective investment disciplines, and the Company expects that performance fees will continue to provide a meaningful contribution to its earnings.

AMG has substantially increased the breadth and diversity of its alternative product offerings through investments in leading firms such as **First Quadrant, AQR, BlueMountain Capital Management, Genesis, Third Avenue** and **ValueAct Capital**. Overall, the Company offers more than 40 distinct investment strategies, including distressed securities, quantitative global macro, active value and credit alternatives.



AMG Distribution Channels



Earnings Contribution By Distribution Channel

- ☐ Institutional 50%
- ☐ Mutual Fund 40%
- ☐ High Net Worth 10%

Institutional Distribution Channel

[illegible] including small, [illegible] defined [illegible] specialized needs of institutional clients.

AMG's institutional investment products are distributed by [illegible] sales and marketing professionals at its Affiliates, who develop new institutional business through direct sales efforts and established relationships with pension consultants. AMG works with its Affiliates in executing and enhancing their marketing and client service initiatives, with a focus on ensuring that its Affiliates' products and services successfully address the specialized needs of their clients and are responsive to the evolving demands of the marketplace. In addition, AMG provides its Affiliates with resources to improve sales and marketing materials, network with the pension consultant and plan sponsor communities, and further expand and establish new distribution alternatives. AMG has also worked with its Affiliates to enhance their marketing and client service capabilities by establishing a global distribution platform. Through this platform, AMG provides institutional investors in fast growing international marketplaces a single point of contact to access a broad range of investment products offered by its Affiliates.

Mutual Fund Distribution Channel

AMG has a strong presence in the mutual fund channel, with Affiliates providing advisory or sub-advisory services to more than 100 mutual funds. These funds are distributed to retail and institutional clients both directly and through intermediaries, including independent investment advisors, retirement plan sponsors, broker-dealers, major fund marketplaces and bank trust departments.

By utilizing the distribution, sales, client service and back-office capabilities of Managers Investment Group, AMG's Affiliates are provided access to the mutual fund distribution channel and wrap sponsor platforms. Managers offers Affiliates a single point of contact for retail intermediaries such as banks, brokerage firms and other sponsored platforms. Within this distribution channel, Managers is presently servicing and distributing approximately 40 mutual funds, including funds managed by eight Affiliates.

High Net Worth Distribution Channel

AMG's Affiliates serve two principal client groups in the high net worth distribution channel. The first group consists principally of direct relationships with high net worth individuals and families and charitable foundations. For these clients, AMG's Affiliates provide investment management or customized investment counseling and fiduciary services. The second group consists of individual managed account client relationships established through intermediaries, which are generally brokerage firms or similar sponsors. AMG's Affiliates provide investment management services through more than 90 managed account programs.

AMG has undertaken several initiatives to provide its Affiliates with enhanced managed account distribution and administration capabilities. Through Managers Investment Group, AMG is presently distributing more than 40 investment products managed by nine Affiliates. Managers distributes single- and multi-manager separate account products and mutual funds through brokerage firms.





AMG's Affiliates have outstanding performance records in their investment disciplines and established reputations for providing excellent client service, and are well-positioned to continue to deliver superior results for their clients and generate organic growth at their firms.



First Quadrant offers investment management strategies in two main areas, equities and global macro, while paying close attention to risk management. In addition, First Quadrant's Global Alternatives mutual fund offers retail investors access to the firm's proven global asset allocation strategies focused on uncorrelated alpha sources across the globe.

AQR employs a disciplined, multi-asset, global research process. The firm employs more than 20 distinct investment strategies in managing its portfolios, and offers products ranging from aggressive high volatility, market neutral hedge funds to low volatility, benchmark-driven traditional portfolios.

BlueMountain is a relative value investor in the global credit and equity derivatives markets. The firm identifies



investment strategies using a combination of fundamental research and quantitative and technical analysis. BlueMountain's investment team operates in a highly integrated manner, with risk management as a key element of the firm's investment process.

Genesis, a leading investment firm in emerging markets equities, introduced the Genesis Smaller Companies Fund in 2006. The fund invests primarily in equity securities of firms that operate in emerging markets and have market capitalizations of less than $1 billion.

Third Avenue applies its disciplined value approach to products investing in real estate securities, as well as distressed securities and other special situations. For example, the Third Avenue Real Estate Value Fund invests primarily in equity and debt securities of companies in the real estate industry or related





industries, using bottom-up, fundamental analysis to identify undervalued securities. Third Avenue also has a long history of including investments in distressed debt securities within its equity mutual funds and has extended this expertise to investing in distressed and other special situations through private investment partnerships.

ValueAct establishes substantial ownership positions in companies it believes to be fundamentally undervalued, and then works with the company's management and board of directors to implement business strategies that enhance shareholder value and create a return independent of the market.

U.S. Growth Equity

AMG's Affiliates are among the leading boutique managers in the active management of U.S. equities. Among the Company's larger Affiliates providing growth equity expertise, **Friess Associates, TimesSquare Capital Management, Frontier Capital Management** and **Renaissance Investment Management** have strong market positions and are well-respected as leading growth investors.

Friess uses a time-tested investment strategy that relies on exhaustive, company-by-company research to identify companies with dynamic earnings growth potential and a high probability for earnings surprises that have yet to be recognized by the broader investment community. Friess' highly rated Brandywine mutual fund family is one of the most well-respected and best



performing families of mutual funds, and it continues to generate superior results. In 2007, the firm was nominated for Morningstar's Domestic-Stock Manager of the Year award. Friess also has expanded its distribution internally in the institutional channel, as well as in the retail and defined contribution channels through AMG's Managers Investment Group platform.

TimesSquare is among the industry's leading growth equity managers, specializing in small-, small/mid-, and mid-cap strategies. The firm has achieved excellent returns for its investors through its proprietary research driven, bottom-up process of selecting companies that meet its definition of superior growth businesses.

Frontier offers a wide range of high quality investment products, including strategies focused on small-, small/mid-, mid-, and large-cap growth equities. The firm uses a highly disciplined stock selection process driven by intensive internal research to generate excellent returns for its clients.

Renaissance employs disciplined, systematic investment processes in the management of small-, mid-, and large-cap growth stocks. Renaissance's portfolios follow specific investment disciplines designed to maximize return and control risk, and have generated strong, long-term results for the firm's clients.

U.S. Value Equity

AMG's Affiliates also include some of the industry's most experienced and respected practitioners of value investing, such as **Tweedy, Browne, Third Avenue** and **Systematic Financial Management.** AMG's domestic value equity products span a wide range of market capitalizations and include many of the industry's most highly rated investment products.

Tweedy, Browne, a renowned practitioner of deep value investing, manages U.S. equity products including the Tweedy, Browne Value Fund, which reopened to investors in 2007, as well as individual accounts for institutional and high net worth investors. Tweedy, Browne's research seeks to appraise the intrinsic value of a company, and uses a disciplined buy and sell process to guide its investment decisions.

Third Avenue is among the leading value managers in the investment management industry, with strong-performing products including the Third Avenue Value and Third Avenue Small-Cap Value mutual funds. The firm seeks to invest in securities and companies at a deep discount to the intrinsic value of their assets, and has created superior returns for its investors over the long term.

Systematic specializes in the management of value equity portfolios across the market capitalization spectrum. The firm's investment philosophy focuses on identifying companies that exhibit a combination of attractive valuation and a positive earnings catalyst. This strategy has produced superior near- and long-term results for its clients.

Fixed Income

In addition to their specialized expertise in equity and alternative products, a number of AMG's Affiliates, such as **Foyston** and **Managers Investment Group**, offer fixed income and other products to their institutional, mutual fund and high net worth clients. Together, these products account for approximately five percent of AMG's EBITDA.

Growth and Development Initiatives

AMG's growth and development strategy is focused on preserving each Affiliate's distinct operating and investment culture while offering Affiliates the advantages of scale.

While AMG's Affiliates have independently demonstrated an ability to achieve strong organic growth, AMG has implemented a number of strategic initiatives to further enhance the growth and profitability of its Affiliates' businesses. AMG makes available to its Affiliates a broad array of opportunities and services, including initiatives designed to expand an Affiliate's product offerings and distribution capabilities, as well as cross-Affiliate initiatives that enable Affiliates to streamline operations and obtain high quality services at cost-effective rates. While Affiliates maintain the flexibility and freedom to determine their participation, nearly all have elected to participate in one or more of these initiatives.

Multi-Affiliate Distribution Platforms

AMG's Affiliates, like high quality boutique asset managers generally, integrate their specific investment process in every function of the firm, including both sales and client service, which provides these firms with competitive advantages in bringing their products and services to certain distribution channels in the marketplace, such as direct or consultant-driven institutional channels. In other channels, which require a breadth of product offerings and depth of marketing capacity, AMG has created distribution platforms that offer Affiliates the benefits of scale where they exist, while preserving each Affiliate's distinct operating and investment culture, as well as its unique set of relationships and marketing expertise. More than half of AMG's Affiliates, including most of its largest Affiliates, use AMG as part of their product distribution strategy.

As institutional investors worldwide increasingly seek high quality investment managers, AMG has identified a number of opportunities to meet the global demand for boutique asset managers. AMG has recently established offices in Sydney and London to provide its Affiliates with access to institutional investors in Australia and the Middle East. AMG's experienced professionals have broad expertise in serving these markets and a demonstrated capacity to provide superior execution in sales, client service and support. By providing its Affiliates with efficient and superior distribution capabilities for international investors in these regions, AMG expects to generate significant incremental client cash flows over time. AMG has identified additional, fast-growing markets where its high quality investment products appeal to sophisticated institutional investors, and expects to further develop this platform in other regions around the world.

In the United States, AMG's Managers Investment Group distribution platform offers Affiliates the opportunity to meaningfully expand their product offerings and distribution capabilities through intermediaries in the retail marketplace, where scale and quality of execution in sales, client service, support and back-office requirements are essential for success. With a team of experienced sales professionals, the Managers platform services and distributes single- and multi-manager Affiliate mutual fund and separate account products to intermediaries, including broker-dealers, banks and independent advisors. In addition, the Managers Investment Group platform distributes Affiliate mutual funds in the defined contribution marketplace.

Legal and Compliance Resources

AMG has also leveraged the benefits of scale to offer Affiliates cost-effective access to high quality resources in areas such as compliance and technology. As the regulatory climate in the investment management industry continues to create complexity, Affiliates can take advantage of AMG's centralized resources as a source of support, providing a full range of customized assistance across the universe of requirements. By bringing the knowledge and experience of senior AMG attorneys and compliance professionals to its







Affiliates, AMG provides industry expertise and robust, leading-edge compliance capabilities at a level well beyond that which would be typically available to boutique firms.

Ongoing Succession Planning

AMG works closely with its Affiliates to maintain and enhance the equity incentives that are critical to each Affiliate's continued growth. AMG engages in an ongoing process with its Affiliates to manage each firm's succession and transition process, with a focus on ensuring that equity incentives are properly allocated and aligned among key members of each firm.

Investments in New Affiliates

In addition to the strong organic growth of AMG's existing Affiliates, AMG has generated substantial growth through accretive investments in additional high quality boutique firms.

AMG's investment strategy provides Affiliate managers with direct equity in their firm, creating a powerful incentive for long-term growth and investment performance. This approach preserves the entrepreneurial culture that characterizes the best boutique asset management firms, while also providing access to the resources and distribution capabilities of a larger asset management company. AMG's investment structure is attractive to successful asset managers who value their autonomy and continued participation in their firm's future growth.

AMG continues to identify and develop relationships with high quality domestic and international boutique firms, and is well-positioned to execute new investments, having established relationships with many of the best firms in the industry. Within its target universe, AMG is widely recognized as the preeminent succession planning alternative for owners, clients and employees of firms that seek to facilitate ownership transitions, while maintaining their unique culture and approach and providing next generation management with key growth incentives through direct equity ownership.

With a proven track record of value creation, a disciplined investment strategy, and a strong, flexible balance sheet to support further growth, AMG is well-positioned for continued success in executing accretive investments in new Affiliates.

Financial Strength

AMG's operations generate strong and recurring free cash flow, and the Company's broad exposure across various investment styles and distribution channels provides balance and stability to this cash flow. AMG takes a disciplined approach to investing its free cash flow, and adheres to well-defined return objectives in making investments in growth initiatives for existing Affiliates, as well as in executing acquisitions of interests in new Affiliates.

AMG supports its growth strategy by maintaining a strong balance sheet and diverse sources of long-term capital. The Company maintains an investment grade rating, and strives to maintain substantial liquidity and financial flexibility. AMG manages its capital resources and cash flow to achieve superior long-term results for shareholders by financing new investments, repaying existing indebtedness, and repurchasing its stock, when appropriate.

Institutional

AQR
Beutel
BlueMountain
Chicago Equity Partners
Davis Hamilton
Deans Knight
Essex
First Quadrant
Foyston
Friess
Frontier
Genesis
Gofen and Glossberg
J.M. Hartwell
Montrusco Bolton
Renaissance
Rorer
Skyline
Systematic
Third Avenue
TimesSquare
Tweedy, Browne
ValueAct
Welch & Forbes

Mutual Fund

Beutel
Chicago Equity Partners
Covington
Davis Hamilton
Deans Knight
Essex
First Quadrant
Foyston
Friess
Frontier
Genesis
Managers
Montrusco Bolton
Renaissance
Skyline
Systematic
Third Avenue
TimesSquare
Tweedy, Browne

High Net Worth

BlueMountain
Beutel
Chicago Equity Partners
Davis Hamilton
Deans Knight
Essex
First Quadrant
Foyston
Friess
Frontier
Gofen and Glossberg
J.M. Hartwell
Managers
Montrusco Bolton
Renaissance
Rorer
Systematic
Third Avenue
Tweedy, Browne
ValueAct
Welch & Forbes



Investment Products

International Equities

- AQR
- Beutel
- Deans Knight
- First Quadrant
- Foyston
- Genesis
- Managers
- Montrusco Bolton
- Renaissance
- Systematic
- Third Avenue
- Tweedy, Browne

Alternative Strategies

- AQR
- BlueMountain
- Essex
- First Quadrant
- Genesis
- J.M. Hartwell
- Montrusco Bolton
- Renaissance
- Third Avenue
- ValueAct

Fixed Income

- Beutel
- Chicago Equity Partners
- Davis Hamilton
- Deans Knight
- Essex
- Foyston
- Managers
- Montrusco Bolton

U.S. Growth Equities

- Chicago Equity Partners
- Davis Hamilton
- Essex
- Friess
- Frontier
- J.M. Hartwell
- Managers
- Montrusco Bolton
- Renaissance
- TimesSquare
- Welch & Forbes

U.S. Value Equities

- AQR
- Beutel
- Chicago Equity Partners
- First Quadrant
- Foyston
- Frontier
- Gofen & Glossberg
- Managers
- Rorer
- Skyline
- Systematic
- Third Avenue
- Tweedy, Browne



AMG Stock Price Performance Since IPO Cumulative Total Return

November 21, 1997 – December 31, 2007


$800
$700
$600
$500
$400
$300
$200
$100
12/97
12/98
12/99
12/00
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Affiliated Managers Group, Inc.
Peer Group
S&P 500 Index
S&P 500 Financials Sector Index

The stock performance graph assumes an investment of $100 in the common stock of AMG (at the per share closing price of its common stock on November 21, 1997) and each of the indices described above, and the reinvestment of any dividends. The historical information set forth above is not necessarily indicative of future performance.

The Peer Group index is comprised of the following entities: BlackRock, Inc., Eaton Vance Corp., Federated Investors, Inc., Franklin Resources, Inc., GAMCO Investors, Inc., Janus Capital Group Inc., T. Rowe Price Group, Inc., Waddell & Reed Financial, Inc. and W.P. Stewart & Co., Ltd.

Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

When used in this Annual Report and in our other filings with the United States Securities and Exchange Commission, in our press releases and in oral statements made with the approval of an executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "may," "intends," "believes," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including, among others, the following:

- *our performance is directly affected by changing conditions in global financial markets generally and in the equity markets particularly, and a decline or a lack of sustained growth in these markets may result in decreased advisory fees or performance fees and a corresponding decline (or lack of growth) in our operating results and in the cash flow distributable to us from our Affiliates;*
- *we cannot be certain that we will be successful in finding or investing in additional investment management firms on favorable terms, that we will be able to consummate announced investments in new investment management firms, or that existing and new Affiliates will have favorable operating results;*
- *we may need to raise capital by making long-term or short-term borrowings or by selling shares of our common stock or other securities in order to finance investments in additional investment management firms or additional investments in our existing Affiliates, and we cannot be sure that such capital will be available to us on acceptable terms, if at all; and*
- *those certain other factors discussed under the caption "Risk Factors," which are set forth in our 2007 Annual Report on Form 10-K.*

These factors (as well as those discussed above under "Risk Factors") could affect our financial performance and cause actual results to differ materially from historical earnings and those presently anticipated and projected. We will not undertake and we specifically disclaim any obligation to release publicly the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of events, whether or not anticipated. In that respect, we wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.

Overview

We are an asset management company with equity investments in a diverse group of boutique investment management firms (our "Affiliates"). We pursue a growth strategy designed to generate shareholder value through the internal growth of our existing business, additional investments in boutique investment management firms and strategic transactions and relationships designed to enhance our Affiliates' businesses and growth prospects.

Through our Affiliates, we manage approximately $274.8 billion in assets (as of December 31, 2007) in more than 300 investment products across a broad range of asset classes and investment styles in three principal distribution channels: Mutual Fund, Institutional and High Net Worth. We believe that our diversification across asset classes, investment styles and distribution channels helps to mitigate our exposure to the risks created by changing market environments. The following summarizes our operations in our three principal distribution channels.

- Our Affiliates provide advisory or sub-advisory services to more than 100 mutual funds. These funds are distributed to retail and institutional clients directly and through intermediaries, including independent investment advisors, retirement plan sponsors, broker/dealers, major fund marketplaces and bank trust departments.

- In the Institutional distribution channel, our Affiliates offer approximately 200 investment products across approximately 50 different investment styles, including small, small/mid, mid and large capitalization value, growth equity and emerging markets. In addition, our Affiliates offer quantitative, alternative, credit arbitrage and fixed income products. Through this distribution channel, our Affiliates manage assets for foundations and endowments, defined benefit and defined contribution plans for corporations and municipalities, and Taft-Hartley plans, with disciplined and focused investment styles that address the specialized needs of institutional clients.

- The High Net Worth distribution channel is comprised broadly of two principal client groups. The first group consists principally of direct relationships with high net worth individuals and families and charitable foundations. For these clients, our Affiliates provide investment management or customized investment counseling and fiduciary services. The second group consists of individual managed account client relationships established through intermediaries, generally brokerage firms or other sponsors. Our Affiliates provide investment management services through more than 90 managed account and wrap programs.

In 2007, we enhanced the diversity of our product offerings across these channels through investments in two alternative investment managers:

- In November, we acquired a minority interest in ValueAct Capital ("ValueAct"), a San Francisco–based investment firm that establishes ownership interests in undervalued companies and works with each company's management and Board of Directors to implement business strategies that enhance shareholder value. ValueAct has over 250 clients, including endowments, foundations, corporations, family offices, high net worth investors and funds of funds.

- In December 2007, we acquired a minority interest in BlueMountain Capital Management ("BlueMountain"), a leading global credit alternatives manager specializing in relative value strategies in the corporate loan, bond, credit and equity derivatives markets. BlueMountain has offices in New York and London, and manages assets on behalf of predominantly institutional and high net worth clients.

We operate our business through our Affiliates in our three principal distribution channels, maintaining each Affiliate's distinct entrepreneurial culture and independence through our investment structure. In each case, our Affiliates are organized as separate firms, and their operating or shareholder agreements are tailored to provide appropriate incentives for our Affiliate management owners and to address the particular characteristics of that Affiliate while enabling us to protect our interests.

In making investments in boutique asset management firms, we seek to partner with the highest quality firms in the industry, with outstanding management teams, strong long-term performance records and a demonstrated commitment to continued growth and success. Fundamental to our investment approach is the belief that Affiliate management equity ownership (along with AMG's ownership) aligns our interests and provides Affiliate managers with a powerful incentive to continue to grow their business. Our investment structure provides a degree of liquidity and diversification to principal owners of boutique investment management firms, while at the same time expanding equity ownership opportunities among the firm's management and allowing management to continue to participate in the firm's future growth. Our partnership approach also ensures that Affiliates maintain operational autonomy in managing their business, thereby preserving their firm's entrepreneurial culture and independence.

Although the specific structure of each investment is highly tailored to meet the needs of a particular Affiliate, in all cases, AMG establishes a meaningful equity interest in the firm, with the remaining equity interests retained by the management of the Affiliate. Each Affiliate is organized as a separate firm, and its operating or shareholder agreement is structured to provide appropriate incentives for Affiliate management owners and to address the Affiliate's particular characteristics while also enabling us to protect our interests, including through arrangements such as long-term employment agreements with key members of the firm's management team.

In most cases, we own a majority of the equity interests of a firm and structure a revenue sharing arrangement, in which a percentage of revenue is allocated for use by management of that Affiliate in paying operating expenses of the Affiliate, including salaries and bonuses. We call this the "Operating Allocation." The portion of the Affiliate's revenue that is allocated to the owners of that Affiliate (including us) is called the "Owners' Allocation." Each Affiliate allocates its Owners' Allocation to its managers and to us generally in proportion to their and our respective ownership interests in that Affiliate.

One of the purposes of our revenue sharing arrangements is to provide ongoing incentives for Affiliate managers by allowing them to participate in the growth of their firm's revenue, which may increase their compensation from both the Operating Allocation and the Owners' Allocation. These arrangements also provide incentives to control operating expenses, thereby increasing the portion of the Operating Allocation that is available for growth initiatives and compensation.

An Affiliate's Operating Allocation is structured to cover its operating expenses. However, should actual operating expenses exceed the Operating Allocation, our contractual share of cash under the Owners' Allocation generally has priority over the allocations and distributions to the Affiliate's managers. As a result, the excess expenses first reduce the portion of the Owners' Allocation allocated to the Affiliate's managers until that portion is eliminated, before reducing the portion allocated to us. Any such reduction in our portion of the Owners' Allocation is required to be paid back to us out of the portion of future Owners' Allocation allocated to the Affiliate's managers.

Our minority investments are also structured to align our interests with those of the Affiliate's management through shared equity ownership, as well as to preserve the Affiliate's entrepreneurial culture and independence by maintaining the Affiliate's operational autonomy. In cases where we hold a minority interest, the revenue sharing arrangement generally allocates a percentage of the Affiliate's revenue. The remaining revenue is used to pay operating expenses and profit distributions to the other owners.

Certain of our Affiliates operate under profit-based arrangements through which we own a majority of the equity in the firm and receive a share of profits as cash flow, rather than a percentage of revenue through a typical revenue sharing agreement. As a result, we participate fully in any increase or decrease in the revenue or expenses of such firms. In these cases, we participate in a budgeting process and generally provide incentives to management through compensation arrangements based on the performance of the Affiliate.

We are focused on establishing and maintaining long-term partnerships with our Affiliates. Our shared equity ownership gives both AMG and our Affiliate partners meaningful incentives to manage their businesses for strong future growth. From time to time, we may consider changes to the structure of our relationship with an Affiliate in order to better support the firm's growth strategy.

Through our affiliated investment management firms, we derive most of our revenue from the provision of investment management services. Investment management fees ("asset-based fees") are usually determined as a percentage fee charged on periodic values of a client's assets under management; most asset-based advisory fees are billed by our Affiliates quarterly. Certain clients are billed for all or a portion of their accounts based upon assets under management valued at the beginning of a billing period ("in advance"). Other clients are billed for all or a portion of their accounts based upon assets under management valued at the end of the billing period ("in arrears"). Most client accounts in the High Net Worth distribution channel are billed in advance, and most client accounts in the Institutional distribution channel are billed in arrears. Clients in the Mutual Fund distribution channel are billed based upon average daily assets under management. Advisory fees billed in advance will not reflect subsequent changes in the market value of assets under management for that period but may reflect changes due to client withdrawals. Conversely, advisory fees billed in arrears will reflect changes in the market value of assets under management for that period.

In addition, over 50 Affiliate alternative investment and equity products, representing approximately $45 billion of assets under management (as of December 31, 2007), also bill on the basis of absolute or relative investment performance ("performance fees"). These products, which are primarily in the Institutional distribution channel, are often structured to have returns that are not directly correlated to changes in broader equity indices and, if earned, the performance fee component is typically billed less frequently than an asset-based fee. Although performance fees inherently depend on investment results and will vary from period to period, we anticipate performance fees to be a recurring component of our revenue. We also anticipate that, within any calendar year, the majority of performance fees will typically be realized in the fourth quarter.

For certain of our Affiliates, generally where we own a minority interest, we are required to use the equity method of accounting. Consistent with this method, we have not consolidated the operating results of these firms (including their revenue) in our Consolidated Statements of Income. Our share of these firms' profits (net of intangible amortization) is reported in "Income from equity method investments," and is therefore reflected in our Net Income and EBITDA. As a consequence, increases or decreases in these firms' assets under management (which totaled $64.0 billion as of December 31, 2007) will not affect reported revenue in the same manner as changes in assets under management at our other Affiliates. Our recent investments in ValueAct and BlueMountain are both accounted for under the equity method of accounting.

Our Net Income reflects the revenue of our consolidated Affiliates and our share of income from Affiliates which we account for under the equity method, reduced by:

- our expenses, including the operating expenses of our consolidated Affiliates; and
- the profits allocated to managers of our consolidated Affiliates (i.e., minority interest).

As discussed above, for consolidated Affiliates with revenue sharing arrangements, the operating expenses of the Affiliate as well as its managers' minority interest generally increase (or decrease) as the Affiliate's revenue increases (or decreases) because of the direct relationship established in many of our agreements between the Affiliate's revenue and its Operating Allocation and Owners' Allocation. At our consolidated profit-based Affiliates, expenses may or may not correspond to increases or decreases in the Affiliates' revenues.

Our level of profitability will depend on a variety of factors, including:

- those affecting the global financial markets generally and the equity markets particularly, which could potentially result in considerable increases or decreases in the assets under management at our Affiliates;
- the level of Affiliate revenue, which is dependent on the ability of our existing and future Affiliates to maintain or increase assets under management by maintaining their existing investment advisory relationships and fee structures, marketing their services successfully to new clients and obtaining favorable investment results;
- our receipt of Owners' Allocation from Affiliates with revenue sharing arrangements, which depends on the ability of our existing and future Affiliates to maintain certain levels of operating profit margins;
- the increases or decreases in the revenue and expenses of Affiliates that operate on a profit-based model;
- the availability and cost of the capital with which we finance our existing and new investments;
- our success in making new investments and the terms upon which such transactions are completed;
- the level of intangible assets and the associated amortization expense resulting from our investments;
- the level of our expenses, including compensation for our employees; and
- the level of taxation to which we are subject.

Results of Operations

The following tables present our Affiliates' reported assets under management by operating segment (which are also referred to as distribution channels in this Annual Report).

Assets under Management

Statement of Changes

(in billions)	Mutual Fund	Institutional	High Net Worth	Total
December 31, 2004	$33.9	$ 76.1	$19.8	$129.8
Net client cash flows	4.1	8.7	(2.0)	10.8
New investments[1]	6.9	15.0	6.1	28.0
Investment performance	5.4	13.1	0.8	19.3
Other[2]	—	(3.6)	—	(3.6)
December 31, 2005	50.3	109.3	24.7	184.3
Net client cash flows	0.4	18.5	0.5	19.4
New investments[1]	0.6	11.1	0.2	11.9
Investment performance	6.9	16.1	3.4	26.4
Other[2]	—	(0.3)	(0.6)	(0.9)
December 31, 2006	58.2	154.7	28.2	241.1
Net client cash flows	(0.2)	0.7	(0.9)	(0.4)
New investments[1]	—	8.8	2.0	10.8
Investment performance	4.6	15.9	3.9	24.4
Other[2]	(0.4)	0.3	(1.0)	(1.1)
December 31, 2007	$62.2	$180.4	$32.2	$274.8

(1) In 2005, we acquired the mutual fund business of Fremont Investment Advisors Inc. through Managers Investment Group LLC and completed new Affiliate investments in a group of Canadian asset management firms. In 2006, we completed a new Affiliate investment in Chicago Equity Partners. In 2007, we completed new investments in ValueAct and BlueMountain.

(2) We transferred our interests in certain affiliated investment management firms in each of the periods presented. Additionally, during 2007, we reclassified $0.6 billion and $0.4 billion of existing assets under management to the Mutual Fund and Institutional distribution channels, respectively, from the High Net Worth distribution channel. These changes were not material to our financial position or results of operations.

The operating segment analysis presented in the following table is based on average assets under management. For the Mutual Fund distribution channel, average assets under management generally represent an average of the daily net assets under management. For the Institutional and High Net Worth distribution channels, average assets under management represents an average of the assets at the beginning and end of each calendar quarter during the applicable period. We believe that this analysis more closely correlates to the billing cycle of each distribution channel and, as such, provides a more meaningful relationship to revenue.

(in millions, except as noted)	2005	2006	% Change	2007	% Change
Average Assets under Management (in billions)[1]					
Mutual Fund	$ 43.0	$ 54.4	27%	$ 61.9	14%
Institutional	88.8	125.1	41%	168.9	35%
High Net Worth	20.9	26.8	28%	30.5	14%
Total	$152.7	$ 206.3	35%	$ 261.3	27%
Revenue[2][3]					
Mutual Fund	$400.9	$ 501.7	25%	$ 558.3	11%
Institutional	385.7	514.8	33%	645.6	25%
High Net Worth	129.9	153.9	18%	166.0	8%
Total	$916.5	$1,170.4	28%	$1,369.9	17%
Net Income[2]					
Mutual Fund	$ 56.8	$ 68.0	20%	$ 72.5	7%
Institutional	51.3	65.8	28%	87.9	34%
High Net Worth	11.0	17.5	59%	21.6	23%
Total	$119.1	$ 151.3	27%	$ 182.0	20%
EBITDA[2][3]					
Mutual Fund	$110.3	$ 138.2	25%	$ 153.9	11%
Institutional	125.2	162.3	30%	211.3	30%
High Net Worth	32.0	41.6	30%	53.0	27%
Total	$267.5	$ 342.1	28%	$ 418.2	22%

(1) Assets under management attributable to investments that were completed during the relevant periods are included on a weighted average basis for the period from the closing date of the respective investment. Average assets under management includes assets managed by affiliated investment management firms that we do not consolidate for financial reporting purposes of $20.6 billion, $39.1 billion and $53.7 billion for 2005, 2006 and 2007, respectively.

(2) Note 26 to the Consolidated Financial Statements describes the basis of presentation of the financial results of our three operating segments. As discussed in Note 1 to the Consolidated Financial Statements, we are required to use the equity method of accounting for certain investments and as such do not consolidate their revenue for financial reporting purposes. Our share of profits from these investments is reported in "Income from equity method investments" and is therefore reflected in Net Income and EBITDA.

(3) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. As a measure of liquidity, we believe that EBITDA is useful as an indicator of our ability to service debt, make new investments and meet working capital requirements. EBITDA is not a measure of liquidity under generally accepted accounting principles and should not be considered an alternative to cash flow from operations. EBITDA, as calculated by us, may not be consistent with computations of EBITDA by other companies. Our use of EBITDA, including a reconciliation to cash flow from operations, is discussed in greater detail in "Liquidity and Capital Resources."

Revenue

Our revenue is generally determined by the level of our assets under management, the portion of our assets across our products and three operating segments, which realize different fee rates, and the recognition of any performance fees.

Our revenue increased $199.5 million (or 17%) in 2007 from 2006, primarily as a result of a 27% increase in average assets under management. The increase in average assets under management resulted principally from positive investment performance in 2006 and 2007, net client cash flows in 2006 and, to a lesser extent, our 2006 investment in a new Affiliate. The increase in revenue was proportionately less than the growth in assets under management primarily as a result of our equity method investments, as we do not consolidate the revenue or expenses of these Affiliates.

The increase in revenue of $253.9 million (or 28%) in 2006 from 2005 resulted principally from a 35% increase in average assets under management. The increase in average assets under management was primarily attributable to positive investment performance and net client cash flows and, to a lesser extent, our 2005 investments in new Affiliates. The increase in revenue was proportionately less than the growth in assets under management primarily as a result of our equity method investments, as we do not consolidate the revenue or expenses of these Affiliates.

The following discusses the changes in our revenue by operating segments.

Mutual Fund Distribution Channel

The increase in revenue of $56.6 million (or 11%) in the Mutual Fund distribution channel in 2007 from 2006 resulted principally from a 14% increase in average assets under management. The increase in average assets under management resulted principally from positive investment performance.

The increase in revenue of $100.8 million (or 25%) in 2006 from 2005 resulted principally from a 27% increase in average assets under management. The increase in average assets under management resulted principally from positive investment performance, our 2005 investments in new Affiliates, and positive net client cash flows.

Institutional Distribution Channel

The increase in revenue of $130.8 million (or 25%) in the Institutional distribution channel in 2007 from 2006 resulted principally from a 35% increase in average assets under management. The increase in average assets under management resulted principally from positive investment performance in 2006 and 2007, net client cash flows in 2006 and, to a lesser extent, our 2006 investment in a new Affiliate. The increase in revenue was proportionately less than the increase in assets under management primarily as a result of our equity method investments, as we do not consolidate revenue or expenses of such Affiliates.

Our revenue increased $129.1 million (or 33%) in 2006 from 2005, primarily as a result of a 41% increase in average assets under management. The increase in average assets under management resulted principally from positive investment performance and net client cash flows and, to a lesser extent, our 2005 investments in new Affiliates. The increase in revenue was proportionately less than the increase in assets under management primarily as a result of our equity method investments, as we do not consolidate revenue or expenses of such Affiliates.

High Net Worth Distribution Channel

The increase in revenue of $12.1 million (or 8%) in the High Net Worth distribution channel in 2007 from 2006 resulted principally from a 14% increase in average assets under management. The increase in average assets under management resulted principally from positive investment performance. The increase in revenue was proportionately less than the increase in assets under management primarily as a result of our equity method investments, as we do not consolidate the revenue or expenses of these Affiliates, and increases in assets under management that realize a comparatively lower fee rate.

Our revenue increased $24.0 million (or 18%) in 2006 from 2005 primarily as a result of a 28% increase in average assets under management. The increase in average assets under management resulted principally from our 2005 investments in new Affiliates and positive investment performance. The increase in revenue was proportionately less than the increase in assets under management primarily as a result of our equity method investments, as we do not consolidate the revenue or expenses of these Affiliates, and increases in assets under management that realize a comparatively lower fee rate.

Operating Expenses

The following table summarizes our consolidated operating expenses:

(in millions)	2005	2006	% Change	2007	% Change
Compensation and related expenses	$365.9	$472.4	29%	$579.4	23%
Selling, general and administrative	162.1	184.0	14%	198.0	8%
Amortization of intangible assets	24.9	27.4	10%	31.7	16%
Depreciation and other amortization	7.0	8.7	24%	10.4	20%
Other operating expenses	21.5	23.9	11%	18.8	(21)%
Total operating expenses	$581.4	$716.4	23%	$838.3	17%

The substantial portion of our operating expenses is incurred by our Affiliates, the majority of which is incurred by Affiliates with revenue sharing arrangements. For Affiliates with revenue sharing arrangements, an Affiliate's Operating Allocation percentage generally determines its operating expenses. Accordingly, our compensation expense is generally impacted by increases or decreases in each Affiliate's revenue and the corresponding increases or decreases in their respective Operating Allocations. During 2007, approximately $322.6 million, or about 56% of our consolidated compensation expense, was attributable to our Affiliate managers. The percentage of revenue allocated to operating expenses varies from one Affiliate to another and may vary within an Affiliate depending on the source or amount of revenue. As a result, changes in our aggregate revenue may not impact our consolidated operating expenses to the same degree.

Compensation and related expenses increased 23% in 2007 and 29% in 2006. These increases were primarily a result of the relationship between revenue and operating expenses at our Affiliates with revenue sharing arrangements, which experienced aggregate increases in revenue and accordingly, reported higher compensation expense. The increases were also related to increases in aggregate Affiliate expenses from our new investments ($13.4 million in 2007 and $12.8 million in 2006). In 2007, the increase in compensation was proportionately greater than the increase in revenue because of an increase in revenue at Affiliates with higher Operating Allocations. Unrelated to the changes in revenue, the increase in 2007 was also attributable to a $7.4 million increase in share-based compensation.

Selling, general and administrative expenses increased 8% in 2007 and 14% in 2006, principally as a result of the growth in assets under management at our Affiliates in the Mutual Fund distribution channel. Selling, general and administrative expenses also increased in 2007 as a result of $1.0 million of expenses related to our global distribution initiatives. These increases were partially offset by a $6.7 million decrease in aggregate Affiliate expenses from the transfer of our interests in certain Affiliates during 2006 and 2007.

Amortization of intangible assets increased 16% in 2007 and 10% in 2006, principally from an increase in definite-lived intangible assets resulting from our investments in new and existing Affiliates during 2005 and 2006.

Depreciation and other amortization increased 20% in 2007 and 24% in 2006. These increases were principally attributable to spending on depreciable assets in recent periods. The increase in 2006 was also attributable to our 2005 investments in new Affiliates.

Other operating expenses decreased 21% in 2007 principally as a result of benefits realized upon the transfer of Affiliate interests during 2007 as well as a $0.8 million recovery of Affiliate expenses that previously reduced our share of Owners' Allocation. These decreases were partially offset by a $0.7 million increase in aggregate Affiliate expenses from our 2006 investment in Chicago Equity Partners. Other operating expenses increased 11% in 2006 principally as a result of a $1.1 million increase in operating expenses from our new investments in 2005 and expenses related to other Affiliate transactions.

Other Income Statement Data

The following table summarizes non-operating income and expense data:

(in millions)	2005	2006	% Change	2007	% Change
Income from equity method investments	$ 27.0	$ 38.3	42%	$ 58.2	52%
Investment and other income	8.9	16.9	90%	17.1	1%
Investment income from Affiliate investments in partnerships	0.4	3.4	750%	38.9	1,044%
Minority interest in Affiliate investments in partnerships	—	3.4	—	38.1	1,021%
Minority interest	144.3	212.5	47%	242.0	14%
Interest expense	37.4	58.8	57%	76.9	31%
Income tax expense	70.6	86.6	23%	106.9	23%

Income from equity method investments consists of our share of income from Affiliates that are accounted for under the equity method of accounting, net of any related intangible amortization. Income from equity method investments increased 52% in 2007 and 42% in 2006 principally as a result of increases in assets under management and revenue attributable to Affiliates that are accounted for under the equity method of accounting, including investments in our new Affiliates.

Investment and other income primarily consists of earnings on cash and cash equivalent balances and earnings that Affiliates realize on investments in marketable securities. Investment and other income increased 1% in 2007 and 90% in 2006. The increase in 2006 resulted principally from an increase in Affiliate investment earnings of $6.4 million, and earnings of $1.6 million on investments held by new Affiliates.

As discussed in Note 1 to the Consolidated Financial Statements, Investment income from Affiliate investments in partnerships and Minority interest in Affiliate investments in partnerships relate to the consolidation of certain investment partnerships in which our Affiliates serve as the general partner. For 2007 and 2006, the income from Affiliate investments in partnerships was $38.9 million and $3.4 million, respectively, which was principally attributable to investors who are unrelated to us.

Minority interest increased 14% in 2007 and 47% in 2006, principally as a result of the previously discussed increases in revenue. In 2006, the increase was proportionately greater than the increase in revenue because certain Affiliates reported expenses that were less than their Operating Allocation, resulting in higher profits attributable to our Affiliate management partners. In 2007, these Affiliates reported expenses that were equal to their Operating Allocation.

Interest expense increased 31% in 2007, principally from borrowings under our senior credit facility ($11.5 million in 2007), the October 2007 issuance of $500 million of junior convertible trust preferred securities ($5.4 million in 2007) and the April 2006 issuance of $300 million of junior convertible trust preferred securities ($3.5 million in 2007). These increases were partially offset by a $3.1 million decrease in interest expense from repayment of our Senior Notes due 2006. The increase in 2006 was principally attributable to the $300 million junior convertible trust preferred securities ($11.4 million in 2006) and increases in borrowings under our senior credit facility ($7.2 million in 2006).

Income taxes increased 23% in 2007 and 2006 principally as a result of the increases in net income before taxes of 21% and 25%, respectively. The increase in 2006 was partially offset by a $1.4 million reduction in income taxes from a decrease in Canadian federal income tax rates, which reduction did not recur in 2007.

Net Income

The following table summarizes Net Income for the past three years:

(in millions)	2005	2006	% Change	2007	% Change
Net Income	$119.1	$151.3	27%	$182.0	20%

Net Income increased 20% in 2007 and 27% in 2006, principally as a result of increases in revenue and income from equity method investments, partially offset by increases in reported operating, interest, minority interest and tax expenses, as described above.

Supplemental Performance Measure

As supplemental information, we provide a non-GAAP performance measure that we refer to as Cash Net Income. This measure is provided in addition to, but not as a substitute for, Net Income. Cash Net Income is defined as Net Income plus amortization and deferred taxes related to intangible assets plus Affiliate depreciation. We consider Cash Net Income an important measure of our financial performance, as we believe it best represents operating performance before non-cash expenses relating to our acquisition of interests in our Affiliates. Cash Net Income is used by our management and Board of Directors as a principal performance benchmark, including as a measure for aligning executive compensation with stockholder value.

Since our acquired assets do not generally depreciate or require replacement by us, and since they generate deferred tax expenses that are unlikely to reverse, we add back these non-cash expenses to Net Income to measure operating performance. We add back amortization attributable to acquired client relationships because this expense does not correspond to the changes in value of these assets, which do not diminish predictably over time. The portion of deferred taxes generally attributable to intangible assets (including goodwill) that we no longer amortize but which continues to generate tax deductions is added back, because these accruals would be used only in the event of a future sale of an Affiliate or an impairment charge, which we consider unlikely. We add back the portion of consolidated depreciation expense incurred by our Affiliates because under our Affiliates' operating agreements we are generally not required to replenish these depreciating assets. Conversely, we do not add back the deferred taxes relating to our floating rate senior convertible securities or other depreciation expenses.

The following table provides a reconciliation of Net Income to Cash Net Income:

(in millions)	2005	2006	2007
Net Income	$119.1	$151.3	$182.0
Intangible amortization	24.9	27.4	31.6
Intangible amortization—equity method investments[1]	8.5	9.3	10.4
Intangible-related deferred taxes	28.8	28.8	28.6
Affiliate depreciation	4.8	5.7	6.1
Cash Net Income	$186.1	$222.5	$258.7

(1) As discussed in Note 1 to the Consolidated Financial Statements, we are required to use the equity method of accounting for our investments in AQR, Beutel, Deans Knight, ValueAct and BlueMountain and, as such, do not consolidate their revenue or expenses (including intangible amortization expenses) in our income statement. Our share of these investments' amortization is reported in "Income from equity method investments."

Cash Net Income increased 16% in 2007 and 20% in 2006, primarily as a result of the previously described factors affecting Net Income.

Liquidity and Capital Resources

The following table summarizes certain key financial data relating to our liquidity and capital resources:

		December 31,	
(in millions)	2005	2006	2007
Balance Sheet Data			
Cash and cash equivalents	$ 140.4	$ 201.7	$ 223.0
Senior debt	241.3	365.5	519.5
Zero coupon convertible notes	124.2	113.4	78.1
Floating rate convertible securities	300.0	300.0	300.0
Mandatory convertible securities	300.0	300.0	300.0
Junior convertible trust preferred securities	—	300.0	800.0
Cash Flow Data			
Operating cash flows	$ 204.1	$ 301.0	$ 326.7
Investing cash flows	(82.0)	(165.1)	(580.8)
Financing cash flows	(122.3)	(75.1)	272.5
EBITDA[1]	267.5	342.1	418.2

(1) The definition of EBITDA is presented in Note 3 on page 35.

We view our ratio of debt to EBITDA (our "leverage ratio") as an important gauge of our ability to service debt, make new investments and access capital. Consistent with industry practice, we do not consider our mandatory convertible securities or our junior convertible trust preferred securities as debt for the purpose of determining our leverage ratio. We also view our leverage on a "net debt" basis by deducting our cash and cash equivalents from our debt balance. The leverage covenant of our senior credit facility is generally consistent with our treatment of our mandatory convertible securities and our junior convertible trust preferred securities and our net debt approach. As of December 31, 2007, our leverage ratio was 1.6:1.

Supplemental Liquidity Measure

As supplemental information, we provide information regarding our EBITDA, a non-GAAP liquidity measure. This measure is provided in addition to, but not as a substitute for, cash flow from operations. EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. EBITDA, as calculated by us, may not be consistent with computations of EBITDA by other companies. As a measure of liquidity, we believe that EBITDA is useful as an indicator of our ability to service debt, make new investments and meet working capital requirements. We further believe that many investors use this information when analyzing the financial position of companies in the investment management industry.

The following table provides a reconciliation of cash flow from operations to EBITDA:

(in millions)	2005	2006	2007
Cash Flow from Operations	$204.1	$301.0	$326.7
Interest expense, net of non-cash items[1]	32.5	53.6	70.9
Current tax provision	38.9	55.2	74.6
Income from equity method investments, net of distributions[2]	18.9	1.6	15.0
Changes in assets and liabilities and other adjustments[3]	(26.9)	(69.3)	(69.0)
EBITDA[4]	$267.5	$342.1	$418.2

(1) Non-cash items represent amortization of issuance costs and interest accretion ($4.9, $5.2 and $6.0 million in 2005, 2006 and 2007, respectively).

(2) Distributions from equity method investments were $16.6, $46.0 and $53.6 million for 2005, 2006 and 2007, respectively.

(3) Other adjustments include stock option expenses, tax benefits from stock options and other adjustments to reconcile Net Income to cash flow from operating activities.

(4) The definition of EBITDA is presented in Note 3 on page 35.

In 2007, we met our cash requirements primarily through cash generated by operating activities, the issuance of convertible securities and borrowings of senior debt. Our principal uses of cash were to repurchase shares of our common stock, make investments in new and existing Affiliates, repay senior debt and make distributions to Affiliate managers. We expect that our principal uses of cash for the foreseeable future will be for investments in new and existing Affiliates, distributions to Affiliate managers, payment of principal and interest on outstanding debt, the repurchase of debt securities, the repurchase of shares of our common stock and for working capital purposes.

Senior Credit Facility

On November 27, 2007, we entered into an amended and restated senior credit facility (the "Facility"). The Facility allows us to borrow an aggregate of $950 million. The Facility is comprised of a $750 million revolving credit facility (the "Revolver") and a $200 million term loan (the "Term Loan"). We pay interest on these obligations at specified rates (based either on the Eurodollar rate or the prime rate as in effect from time to time) that vary depending on our credit rating. The Term Loan requires principal payments to be made at specified dates until maturity. Subject to the agreement of lenders to provide additional commitments, we have the option to increase the Facility by up to an additional $250 million.

The Facility will mature in February 2012, and contains financial covenants with respect to leverage and interest coverage. The Facility also contains customary affirmative and negative covenants, including limitations on indebtedness, liens, cash dividends and fundamental corporate changes. Borrowings under the Facility are collateralized by pledges of the substantial majority of our capital stock or other equity interests owned by us. As of December 31, 2007, we had $519.5 million outstanding under our Facility.

Zero Coupon Senior Convertible Notes

In 2001, we issued $251 million principal amount at maturity of zero coupon senior convertible notes due 2021 ("zero coupon convertible notes"), with each note issued at 90.50% of such principal amount and accreting at a rate of 0.50% per year. As of December 31, 2007, $83.5 million principal amount at maturity remain outstanding. Each security is convertible into 17.429 shares of our common stock (at a current base conversion price of $53.68) upon the occurrence of certain events, including the following: (i) if the closing price of a share of our common stock is more than a specified price over certain periods (initially $62.36

and increasing incrementally at the end of each calendar quarter to $63.08 in April 2021); (ii) if the credit rating assigned by Standard & Poor's to the securities is below BB-; or (iii) if we call the securities for redemption. The holders may require us to repurchase the securities at their accreted value in May 2011 and 2016. If the holders exercise this option in the future, we may elect to repurchase the securities with cash, shares of our common stock or some combination thereof. We have the option to redeem the securities for cash at their accreted value. Under the terms of the indenture governing the zero coupon convertible notes, a holder may convert such security into common stock by following the conversion procedures in the indenture; subject to changes in the price of our common stock, the zero coupon convertible notes may not be convertible in certain future periods.

In 2006, we amended the zero coupon convertible notes. Under the terms of this amendment, we will pay interest through May 7, 2008 at a rate of 0.375% per year on the principal amount at maturity of the notes in addition to the accrual of the original issue discount.

Floating Rate Senior Convertible Securities

In 2003, we issued $300 million of floating rate senior convertible securities due 2033 ("floating rate convertible securities") bearing interest at a rate equal to 3-month LIBOR minus 0.50%, payable in cash quarterly. In the first quarter of 2008, we called the outstanding floating rate convertible securities for redemption at their principal amount plus accrued and unpaid interest. In lieu of redemption, substantially all of the holders elected to convert their securities. Pursuant to these conversions and other privately negotiated exchanges, we will issue approximately 7.0 million shares of common stock and all of our floating rate convertible securities will be cancelled and retired.

The floating rate senior convertible securities are considered contingent payment debt instruments under federal income tax regulations. These regulations required us to deduct interest in an amount greater than our reported interest expense, and resulted in annual deferred taxes of approximately $3.7 million. Because the trading price of our common stock exceeded $60.90 at the time of the conversions described above, $18.3 million of deferred tax liabilities attributable to these securities will be reclassified to stockholders' equity in the first quarter of 2008.

2004 Mandatory Convertible Securities

In 2004, we issued $300 million of mandatory convertible securities ("2004 PRIDES"), each unit consisting of (i) a senior note due February 2010 with a principal amount of $1,000 per note, with interest payable quarterly at the annual rate of 4.125%, and (ii) a forward equity purchase contract pursuant to which the holder agreed to purchase shares of our common stock in February 2008. The holders' obligations under the forward equity purchase contracts were collateralized by the pledge to us of the senior notes.

In the first quarter of 2008, we repurchased the outstanding senior notes component of our 2004 PRIDES. The repurchase proceeds were used by the original holders to fulfill their obligations under the related forward equity purchase contracts. Pursuant to the settlement of the forward equity purchase contracts and other privately negotiated exchanges, we have issued approximately 4.0 million shares of common stock. All of our 2004 PRIDES have been cancelled and retired.

Junior Convertible Trust Preferred Securities

In 2006, we issued $300 million of junior subordinated convertible debentures due 2036 to a wholly-owned trust simultaneous with the issuance, by the trust, of $291 million of convertible trust preferred securities to investors. The junior subordinated convertible debentures and convertible trust preferred securities (together, the "2006 junior convertible trust preferred securities") have substantially the same terms.

The 2006 junior convertible trust preferred securities bear interest at 5.1% per annum, payable quarterly in cash. Each $50 security is convertible, at any time, into 0.333 shares of our common stock, which represents a conversion price of $150 per share (or a 48% premium to the then prevailing share price of $101.45). Upon conversion, investors will receive cash or shares of our common stock (or a combination of cash and common stock) at our election. The 2006 junior convertible trust preferred securities may not be redeemed by us prior to April 15, 2011. On or after April 15, 2011, they may be redeemed if the closing price of our common stock exceeds $195 per share for a specified period of time. The trust's only assets are the junior convertible subordinated debentures. To the extent that the trust has available funds, we are obligated to ensure that holders of the 2006 junior convertible trust preferred securities receive all payments due from the trust.

In October 2007, we issued an additional $500 million of junior subordinated convertible debentures due 2037 to a wholly-owned trust simultaneous with the issuance, by the trust, of $500 million of convertible trust preferred securities to investors. The junior subordinated convertible debentures and convertible trust preferred securities (together, the "2007 junior convertible trust preferred securities") have substantially the same terms.

The 2007 junior convertible trust preferred securities bear interest at 5.15% per annum, payable quarterly in cash. Each $50 security is convertible, at any time, into 0.25 shares of our common stock, which represents a conversion price of $200 per share (or a 53% premium to the then prevailing share price of $130.77). Upon conversion, investors will receive cash or shares of our common stock (or a combination of cash and common stock) at our election. The 2007 junior convertible trust preferred securities may not be redeemed by us prior to October 15, 2012. On or after October 15, 2012, they may be redeemed if the closing price of our common stock exceeds $260 per share for a specified period of time. The trust's only assets are the 2007 junior convertible subordinated debentures. To the extent that the trust has available funds, we are obligated to ensure that holders of the 2007 junior convertible trust preferred securities receive all payments due from the trust.

The 2006 and 2007 junior convertible trust preferred securities are considered contingent payment debt instruments under the federal income tax regulations. We are required to deduct interest in an amount greater than our reported interest expense. In 2008, these deductions will generate deferred taxes of approximately $8.5 million.

Call Spread Option Agreements

In 2006, we entered into a series of contracts that provided the option, but not the obligation, to repurchase up to 917,000 shares of our common stock at a weighted average price of $99.59 per share at specified times. Upon exercise, we could elect to receive the intrinsic value of a contract in cash or common stock. During 2007, we exercised 917,000 options with a total intrinsic value of $21.1 million. We elected to receive approximately 116,000 shares of common stock and used the remaining proceeds ($6.8 million) to enter into another series of contracts that provide the option, but not the obligation, to repurchase up to 800,000 shares of its common stock at a weighted average price of $120.89 per share. These options may be exercised or will expire during the first quarter of 2008.

Forward Purchase Contract

In October 2007, we entered into a prepaid forward purchase contract, pursuant to which we purchased 1,578,300 shares of common stock for approximately $206 million. We have the option to settle the forward purchase contract on or before October 15, 2012.

Purchases of Affiliate Equity

Many of our Affiliate operating agreements provide our Affiliate managers the conditional right to require us to purchase their retained equity interests at certain intervals. These agreements also provide us a conditional right to require Affiliate managers to sell their retained equity interests to us upon their death, permanent incapacity or termination of employment and provide Affiliate managers a conditional right to require us to purchase such retained equity interests upon the occurrence of specified events. These purchases may occur in varying amounts over a period of approximately 15 years (or longer), and the actual timing and amounts of such purchases (or the actual occurrence of such purchases) generally cannot be predicted with any certainty. These purchases are generally calculated based upon a multiple of the Affiliate's cash flow distributions at the time the right is exercised, which is intended to represent fair value. As one measure of the potential magnitude of such purchases, in the event that a triggering event and resulting purchase occurred with respect to all such retained equity interests as of December 31, 2007, the aggregate amount of these payments would have totaled approximately $1,470.1 million. In the event that all such transactions were consummated, we would own the cash flow distributions attributable to the additional equity interests purchased from our Affiliate managers. As of December 31, 2007, this amount would represent approximately $204.4 million on an annualized basis. We may pay for these purchases in cash, shares of our common stock or other forms of consideration. Affiliate management partners are also permitted to sell their equity interests to other individuals or entities in certain cases, subject to our approval or other restrictions. These potential purchases, combined with our other cash needs, may require more cash than is available from operations, and therefore, we may need to raise capital by making borrowings under our Facility, by selling shares of our common stock or other equity or debt securities, or to otherwise refinance a portion of these purchases.

Operating Cash Flow

Cash flow from operations generally represents Net Income plus non-cash charges for amortization, deferred taxes, equity-based compensation and depreciation, as well as increases and decreases in our consolidated working capital.

The increase in cash flow from operations in 2007 as compared to 2006 resulted principally from increased Net Income of $30.7 million and increased minority interest of $29.1 million, partially offset by a $44.8 million increase in payments of liabilities. The increase in cash flow from operations for the year ended 2006 as compared to 2005 resulted principally from increased Net Income of $32.2 million and increased net distributions from our equity method investments of $18.1 million, partially offset by a decrease in minority interest of $16.1 million.

In accordance with EITF 04-05, we consolidated $134.7 and $108.4 million of client assets held in partnerships controlled by our Affiliates as of December 31, 2007 and 2006, respectively. Sales of client assets generated $12.8 and $7.7 million of operating cash flow in 2007 and 2006, respectively.

Investing Cash Flow

Changes in net cash flow used in investing activities result primarily from our investments in new and existing Affiliates. Net cash flow used to make investments was $556.7 million, $123.3 million and $85.2 million for the years ended December 31, 2007, 2006 and 2005, respectively. These investments were funded with borrowings under our senior credit facility and existing cash. The increase in net cash flows used in investing activities in 2007 was partially offset by decreased purchases by our Affiliates in investment securities.

We may make payments in connection with our future investments. We are also contingently liable, upon achievement of specified financial targets, to make additional purchase payments of up to $232 million through 2011. The specified financial targets for certain agreements are measured beginning December 31, 2007, and we expect we will make payments of up to $70 million in 2008.

Financing Cash Flow

Net cash flows from financing activities increased $347.6 million in 2007 as compared to 2006, primarily as a result of our $500 million issuance of junior convertible trust preferred securities and a net increase in borrowings under our Revolver of $154.0 million, partially offset by $436.0 million of repurchases of our common stock. The decrease in cash flows used in financing activities in 2006 from 2005 was primarily as a result of $536.5 million of repurchases of our common stock, a use of cash that was financed by our $300 million issuance of junior convertible trust preferred securities and a net increase of borrowings under our Facility of $190.0 million.

In accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), beginning in 2006, certain tax benefits associated with stock options have been reported as financing cash flows in the amount of $36.5 million and $23.0 million as of December 31, 2007 and 2006, respectively.

As more fully discussed in "Liquidity and Capital Resources," in the first quarter of 2008 we retired $300 million of our 2004 PRIDES and will retire $300 million of floating rate convertible securities principally through the issuance of approximately 11.0 million shares of common stock.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2007:

		Payments Due			
(in millions)	Total	2008	2009–2010	2011–2012	Thereafter
Senior debt(1)	$ 519.5	$ 20.0	$ 60.0	$439.5	$ —
Senior convertible securities(1)(2)	384.4	0.9	—	—	383.5
Mandatory convertible securities(1)(3)(4)	327.4	13.4	314.0	—	—
Junior convertible trust preferred securities(1)(3)	2,000.2	41.1	82.1	82.1	1,794.9
Purchases of Affiliate equity(5)	1,470.1	120.3	688.0	230.3	431.5
Leases	110.5	20.2	37.1	25.7	27.5
Other liabilities(6)	71.1	70.0	1.1	—	—
Total	$4,883.2	$285.9	$1,182.3	$777.6	$2,637.4

(1) The timing of debt payments assumes that outstanding debt is settled for cash or common stock at the applicable maturity dates. The amounts include the cash payment of fixed interest.

(2) In the first quarter of 2008, we will issue approximately 7.0 million shares of our common stock in connection with conversions and privately negotiated exchanges of our floating rate convertible securities. Following consummation of these transactions, all of our floating rate convertible securities will be cancelled and retired and no further obligations will remain with respect thereto.

(3) As more fully discussed on page 40, consistent with industry practice, we do not consider our mandatory convertible securities or our junior convertible trust preferred securities as debt for the purpose of determining our leverage ratio.

(4) In the first quarter of 2008, we issued approximately 4.0 million shares of common stock in connection with privately negotiated exchanges of our mandatory convertible securities and the settlement of the forward equity purchase contracts by holders of these securities. All of our mandatory convertible securities have been cancelled and retired and no further obligations remain with respect thereto.

(5) Purchases of Affiliate equity reflect our estimates of conditional purchases of additional equity in our Affiliates and assume that all conditions to such purchases are met and that such purchases will all be effected on the date that they are exercisable. As described previously, these purchases may occur in varying amounts over the next 15 years (or longer), and the actual timing and amounts of such purchases (or the actual occurrence of such purchases) generally cannot be predicted with any certainty. Additionally, in many instances we have the discretion to settle these purchases with our common stock and in all cases can consent to the transfer of these interests to other individuals or entities. As one measure of the potential magnitude of such purchases, assuming that all such purchases had been effected as of December 31, 2007, the aggregate purchase amount would have totaled approximately $1,470.1 million. Assuming the closing of such additional purchases, we would own the prospective cash flow distributions associated with all additional equity so purchased, estimated to be approximately $204.4 million on an annualized basis as of December 31, 2007.

(6) Other liabilities reflect amounts payable to Affiliate managers related to our purchase of additional Affiliate equity interests. This table does not include liabilities for uncertain tax positions ($22.5 million as of December 31, 2007) as we cannot predict when such liabilities will be paid.

Market Risk

Our revenue is derived primarily from fees which are based on the market values of assets under management. Such values are affected by changes in financial markets, and accordingly declines in the financial markets will negatively impact our revenue and Net Income. The broader financial markets are affected, in part, by changing interest rates. We cannot predict the effects that interest rates or changes in interest rates may have on either the broader financial markets or our Affiliates' assets under management and associated fees.

We pay a variable rate of interest on our senior credit facility ($519.5 million outstanding as of December 31, 2007) and, until February 2008, have paid a variable rate of interest on our floating rate senior convertible securities. We have fixed rates of interest on our zero coupon senior convertible notes and on both of our junior convertible trust preferred securities. We have also paid fixed rates of interest on the senior notes component of our 2004 PRIDES.

From time to time, we seek to manage our exposure to changing interest rates by entering into interest rate hedging contracts. For example, through February 2008, we were a party to interest rate hedging contracts with a $150 million notional amount, which fixed the interest rate on a portion of our floating rate senior convertible securities to a weighted average interest rate of approximately 3.28% for the period from February 2005 to February 2008. As of

December 31, 2007, the unrealized gain on these contracts was $0.3 million.

We estimate that a 100 basis point (1%) change in interest rates would result in a net annual change to interest expense related to our variable rate borrowings of approximately $6.7 million. While a change in market interest rates would not affect the interest expense incurred on our fixed rate securities, such a change may affect the fair value of these securities. We estimate that a 100 basis point (1%) change in interest rates would result in a net change in the value of our fixed rate securities of approximately $20.5 million. We estimate that a 100 basis point (1%) change in interest rates would result in a net change in the unrealized value of our current hedging contracts of approximately $8.0 million. There can be no assurance that our hedging contracts will meet their overall objective of reducing our interest expense or that we will be successful in obtaining hedging contracts in the future on our existing or any new indebtedness.

We operate primarily in the United States, and accordingly most of our consolidated revenue and associated expenses are denominated in U.S. dollars. We also provide services and earn revenue outside of the United States; therefore, the portion of our revenue and expenses denominated in foreign currencies may be impacted by movements in currency exchange rates. The valuations of our foreign Affiliates are impacted by fluctuations in foreign exchange rates, which could be recorded as a component of stockholders' equity. To illustrate the effect of possible changes in currency exchange rates, as of December 31, 2007, we estimate that a 1% change in the Canadian dollar to U.S. dollar exchange rate would result in approximately a $3.4 million change to stockholders' equity and a $0.5 million change to income before income taxes. During 2007, changes in currency exchange rates increased stockholders' equity by $51.5 million.

Recent Accounting Developments

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 establishes a framework for measuring fair value applicable to other accounting standards that use fair value measurements. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, "Effective Date of FASB Statement No. 157," which deferred the effective date of FAS 157 for one year for nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. We will be subject to certain of the provisions of FAS 157 in the first quarter of 2008. This standard is not expected to have a material impact on our consolidated financial statements, but will require certain additional disclosures.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115" ("FAS 159"). FAS 159 permits companies to measure many financial instruments and certain other items at fair value. We will adopt FAS 159 in the first quarter of 2008. This standard is not expected to have a material impact on our consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), "Business Combinations" ("FAS 141R"). FAS 141R will change the accounting for business combinations in a number of respects, including the way entities account for business combinations achieved in stages by requiring the identifiable assets and liabilities to be measured at their full fair values on the acquisition date. In addition, FAS 141R will change the treatment of contingent consideration, contingencies, acquisition costs, and restructuring costs. FAS 141R will be applied prospectively to any business combination completed after December 31, 2008. The impact of this standard will depend upon the nature, terms and size of business combinations completed after the effective date.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of

ARB No. 51" ("FAS 160"). FAS 160 will change the accounting and reporting for minority or noncontrolling interests. Upon adoption, these interests will be classified as a separate component within stockholders' equity and transactions between controlling interest and minority interest holders will be accounted for within stockholders' equity. We will adopt FAS 160 in the first quarter of 2009 and are currently evaluating the impact that this standard will have on our consolidated financial statements.

Critical Accounting Estimates and Judgments

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions, and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Note 1 to the Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. We consider the accounting policies described below to be our critical accounting estimates and judgments. These policies are affected significantly by judgments, assumptions, and estimates used in the preparation of the Consolidated Financial Statements and actual results could differ materially from the amounts reported based on these policies.

Valuation

In allocating the purchase price of our investments and testing our assets for impairment, we make estimates and assumptions to determine the value of our acquired client relationships, operating segments, and equity method investments. We also assess the value of minority interests held by our Affiliate managers in establishing the terms for their transfer.

In these valuations, we make assumptions of the growth rates and useful lives of existing and prospective client accounts. Additionally, we make assumptions of, among other factors, projected future earnings and cash flow, valuation multiples, tax benefits and discount rates. In certain instances, we engage third party consultants to perform independent evaluations. The impact of many of these assumptions is material to our financial condition and operating performance and, at times, is subjective. If we used different assumptions, the carrying value of our equity method investments, our intangible assets and the related amortization could be stated differently and our impairment conclusions could be modified. Additionally, the use of different assumptions to value our minority interests could change the amount of compensation expense, if any, we report upon their transfer.

Intangible Assets

At December 31, 2007, the carrying amounts of our intangible asset balances are as follows:

(in millions)	
Definite-lived acquired client relationships	$ 233.2
Indefinite-lived acquired client relationships	263.4
Goodwill	1,230.4

These amounts exclude $234.7 million of definite-lived acquired client relationships, and $572.3 million of goodwill that are reported within Equity investments in Affiliates.

We amortize our definite-lived acquired client relationships over their expected useful lives. We reassess these lives each quarter based on historical and projected attrition rates and other events and circumstances that may influence the expected future economic benefit we will derive from the relationships. Significant judgment is required to estimate the period that these assets will contribute to our cash flows and the pattern over which these assets will be consumed. A change in the remaining useful life of any of these assets could have a significant impact on the amount of our amortization expense. For example, if we reduced the weighted average remaining life of our definite-lived acquired client relationships by one year, our amortization expense would increase by approximately $4.8 million per year. We assess each of our definite-lived acquired client relationships for impairment at least annually by comparing their carrying value to their projected undiscounted cash flows. In the fourth quarter of 2007, we performed our most recent annual impairment test, and no impairments were identified.

We do not amortize our indefinite-lived acquired client relationships because we expect these contracts will contribute to our cash flows indefinitely. Each quarter, we assess whether events and circumstances have occurred that indicate these relationships might have a definite life. We test the carrying amount of each of our indefinite-lived acquired client relationships at least annually, or at such time that we conclude the assets no longer have an indefinite life by comparing the carrying amount of each asset to its fair value. We derive the fair value of each of our indefinite-lived acquired client relationships primarily based on discounted cash flow analysis. Our valuation analysis reflects assumptions of the growth of the assets, discount rates and other factors. Changes in the estimates used in these valuations could materially affect the impairment conclusion. In the fourth quarter of 2007, we performed our most recent annual impairment test and no impairments were identified.

We test the carrying amount of the goodwill in each of our three operating segments at least annually by comparing their carrying amount to an estimate of fair value. We establish the fair value of each of our operating segments primarily based on price-earnings multiples. Changes in the estimates used in this test could materially affect our impairment conclusion. In the third quarter of 2007, we performed our most recent annual impairment test and no impairments were identified.

Equity Method Investments

For certain of our Affiliates, where we own a minority interest and have the ability to participate in decision making, we apply the equity method of accounting. Accordingly, we evaluate these investments for impairment by assessing whether the fair value of the investment has declined below its carrying value for a period considered to be other than temporary. Additionally, we would consider the magnitude of any decline in market value and the expected holding period of the investment.

If we determine that a decline in market value below our carrying value is other than temporary, an impairment charge would be recognized in the Consolidated Statements of Income to write down the carrying value of the investment to its fair value. In the fourth quarter of 2007, we completed our evaluation of investments accounted for under the equity method and no impairments were identified.

Income Taxes

Our overall tax position requires analysis by management to estimate the expected realization of income tax assets and liabilities. Tax regulations often require items of income and expense to be included in our tax returns in different amounts and in different periods than are reflected in the financial statements. Additionally, we must assess whether to recognize the benefit of an uncertain tax position, and, if so, the appropriate amount of the benefit.

In our assessment of whether to recognize the benefit of an uncertain tax position, we consider the probability that a tax authority would sustain the tax position in an examination. For tax positions meeting a "more-likely-than-not" threshold, the amount recognized in the financial statements is the benefit expected to be realized upon ultimate settlement with the tax authority. For tax positions not meeting this threshold, no benefit is recognized.

Deferred taxes are established to reflect the differences in timing between the inclusion of items of income and expense in the financial statements and their reporting on our tax returns. Our deferred tax liabilities are generated primarily from tax-deductible intangible assets and from our convertible securities. As more fully described below, we generally believe that our intangible-related deferred taxes are unlikely to reverse, and that our deferred tax liabilities for convertible securities may not reverse. As such, we currently believe the economic benefit we realize from these sources will be permanent.

Most of our intangible assets are tax-deductible because we generally structure our Affiliate investments as cash transactions that are taxable to the sellers. We record deferred taxes because a substantial majority of our intangible assets do not amortize for financial statement purposes, but do amortize for tax purposes, thereby creating tax deductions that reduce our current cash taxes. These liabilities will reverse only in the event of a sale of an Affiliate or an impairment charge, events we consider unlikely to occur. Under current accounting rules, we are required to accrue the estimated cost of such a reversal as a deferred tax liability. As of December 31, 2007, our estimate of the tax liability associated with such a sale or impairment charge was approximately $193.3 million.

During 2008, our convertible securities will generate deferred taxes of approximately $8.5 million because our interest deductions for tax purposes are greater than our reported interest expense. We believe that some or all of these deferred tax liabilities will be reclassified to equity as the securities are likely to convert to common stock when our stock price exceeds specified levels.

In addition, we also regularly assess our deferred tax assets, which consist primarily of state tax loss carryforwards, in order to determine the need for valuation allowances. In our assessment we make assumptions about future taxable income that may be generated to utilize these assets, which have limited lives. If we determine that we are unlikely to realize the benefit of a deferred tax asset, we would establish a valuation allowance that would increase our tax expense in the period of such determination. As of December 31, 2007, we had a valuation allowance for all state tax loss carryforwards.

Changes in our tax position could have a material impact on our earnings. For example, a 1% increase to our statutory tax rate attributable to our deferred tax liabilities would result in an increase of approximately $6.9 million in our tax expense in the period of such determination.

Share-Based Compensation

We have share-based compensation plans covering senior management, employees and directors. Prior to 2006, we accounted for share-based compensation using the intrinsic value method described in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations. Accordingly, prior to 2006, no compensation expense was recognized from share-based compensation plans as the exercise price of all stock options granted equaled the market price of the underlying stock on the grant date of the award.

In 2006, we adopted the fair value recognition provisions of FAS 123R which requires a company to recognize share-based compensation, based on the fair value of the awards on the grant date. As a result, compensation is recognized in the financial statements for all share-based payments granted after the date of adoption, and for all awards that are unvested after that date.

Under FAS 123R, we estimate the fair value of stock option awards using the Black-Scholes option pricing model. The Black-Scholes model requires us to make assumptions about the volatility of our common stock and the expected life of our stock options based on past experience and anticipated future exercise behavior. As an example, we considered both the historical volatility of our common stock and the implied volatility from traded options in determining expected volatility.

Our options typically vest and become fully exercisable over three to five years of continued employment and do not include performance-based or market-based vesting conditions. For grants that are subject to graded vesting over a service period, we recognize expense net of expected forfeitures on a straight-line basis over the requisite service period for the entire award.

As of December 31, 2007, we had $55.3 million in remaining unrecognized compensation cost related to stock option grants, which will be recognized over a weighted-average period of approximately four years (assuming no forfeitures).

Revenue Recognition

The majority of our consolidated revenue represents advisory fees (asset-based and performance-based). Our Affiliates recognize asset-based advisory fees quarterly as they render services to their clients. In addition to generating asset-based fees, over 50 Affiliate products, representing approximately $45 billion of assets under management, also bill on the basis of absolute investment performance ("performance fees"). These products, which are primarily in the Institutional distribution channel, are generally structured to have returns that are not directly correlated to changes in broader equity indices and, if earned, the performance fee component is typically billed less frequently than the asset-based fee. Our Affiliates recognize performance fees when they are earned (i.e. when they become billable to customers) based on the contractual terms of agreements and when collection is reasonably assured. Although performance fees inherently depend on investment results and will vary from period to period, we anticipate performance fees to be a recurring component of our revenue.

Economic and Market Conditions

Global Asset Management Industry

The asset management industry has been a key driver of growth in financial services over the last decade. According to the most recent available data, assets under management across all distribution channels total approximately $53.4 trillion globally, of which $25.7 trillion is managed in the United States. We believe long-term prospects for overall industry growth (which have compounded at an annual rate of 16% globally over the past four years) remain strong. We expect that this growth will be driven by market-related increases in assets under management, broad demographic trends and wealth creation related to growth in gross domestic product, and will be experienced in varying degrees across each of the principal distribution channels for our Affiliates' products.

U.S. Asset Management Industry

In the Mutual Fund distribution channel, according to a 2007 industry report, more than 88 million individuals in almost 51 million households in the United States are invested in mutual funds. In 2007, net cash flows to equity mutual funds totaled over $233 billion, and aggregate mutual fund assets totaled $11.6 trillion at the end of 2007. We anticipate that inflows to mutual funds will continue and that aggregate mutual fund assets, particularly those in equity mutual funds, will continue to increase in line with long-term market growth.

Assets in the Institutional distribution channel in the United States are primarily in retirement plans, including both defined benefit and defined contribution plans, endowments and foundations, and totaled approximately $14.4 trillion as of December 31, 2006. Although the majority of Institutional assets are in equities (estimated to be 60% in

2006), allocations to alternative investments have continued to increase. According to a recent study of institutional investors, allocations of institutional assets to hedge funds (a core component of alternative investments) have grown from 2.5% of assets in 2001 to 7.5% in 2007, and are expected to increase to 8.9% by 2009. We anticipate that the combination of an aging work force and long-term market growth should contribute to the ongoing strength of this distribution channel.

The High Net Worth distribution channel is comprised broadly of high net worth and affluent individuals, family trusts and managed accounts. Within this channel, high net worth families and individuals (those having at least $1 million in investable assets) in the United States had aggregate assets of $11.3 trillion at the end of 2006; industry experts expect assets in this segment of the channel to grow to $15.8 trillion by the end of 2011. We believe that affluent individuals (those having between $250,000 and $1 million in investable assets) represent an important source of asset growth within the High Net Worth channel, as the number of such individuals and the amount of investable assets increases, and the popularity of separately managed account investment products for affluent individuals continues to grow. According to a recent industry report, assets in separately managed accounts totaled approximately $1.1 trillion at the end of 2007 (a nearly 20% increase over year end 2006).

International Operations

In connection with our international initiatives, we have offices in Sydney, Australia; London, England; and Toronto, Canada. In addition, we have international operations through Affiliates who provide some or a significant part of their investment management services to non-U.S. clients. In the future, we may open additional offices, or invest in other investment management firms which conduct a significant part of their operations outside of the United States. There are certain risks inherent in doing business internationally, such as changes in applicable laws and regulatory requirements, difficulties in staffing and managing foreign operations, longer payment cycles, difficulties in collecting investment advisory fees receivable, different and in some cases, less stringent, regulatory and accounting regimes, political instability, fluctuations in currency exchange rates, expatriation controls, expropriation risks and potential adverse tax consequences. There can be no assurance that one or more of such factors will not have a material adverse effect on our affiliated investment management firms that have international operations or on other investment management firms in which we may invest in the future and, consequently, on our business, financial condition and results of operations.

Inflation

We do not believe that inflation or changing prices have had a material impact on our results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Market Risk."

Quantitative and Qualitative Disclosures About Market Risk

For quantitative and qualitative disclosures about how we are affected by market risk, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Market Risk."

Selected Financial Data

Set forth below are selected financial data for the last five years. This data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements and accompanying notes included elsewhere in this Annual Report.

	For the Years Ended December 31,				
(in thousands, except as indicated and per share data)	2003	2004	2005	2006	2007
Statement of Income Data					
Revenue	$ 495,029	$ 659,997	$ 916,492	$ 1,170,353	$1,369,866
Net Income	60,528	77,147	119,069	151,277	181,961
Earnings per share—diluted	1.57	2.02	2.81	3.74	4.58
Average shares outstanding—diluted	40,113	39,645	44,690	45,159	44,922
Other Financial Data					
Assets under Management (at period end, in millions)	$ 91,524	$ 129,802	$ 184,310	$ 241,140	$ 274,764
Cash Flow from (used in):					
Operating activities	$ 116,515	$ 177,886	$ 204,078	$ 301,003	$ 326,654
Investing activities	(73,882)	(478,266)	(82,029)	(165,079)	(580,755)
Financing activities	153,697	215,243	(122,267)	(75,082)	272,548
EBITDA[1]	147,215	186,434	267,463	342,118	418,229
Cash Net Income[2]	104,944	126,475	186,103	222,454	258,749
Balance Sheet Data					
Total assets[3]	$ 1,519,205	$ 1,933,421	$ 2,321,636	$ 2,665,920	$ 3,395,705
Intangible assets[3]	1,116,036	1,328,976	1,576,941	1,679,293	1,726,989
Equity investments in Affiliates[3]	—	252,597	301,476	293,440	842,490
Affiliate investments in partnerships[4]	2,303	4,594	5,079	108,350	134,657
Minority interest in Affiliate investments in partnerships[4]	—	—	—	104,096	127,397
Senior debt[5]	—	126,750	241,250	365,500	519,500
Senior convertible securities[6]	423,340	423,958	424,232	413,358	378,083
Mandatory convertible securities	230,000	300,000	300,000	300,000	300,000
Junior convertible trust preferred securities[7]	—	—	—	300,000	800,000
Other long-term obligations[8]	108,851	155,565	202,772	229,793	290,538
Stockholders' equity[9]	614,769	707,692	817,381	499,222	469,202

(1) The definition of EBITDA is presented in Note 3 on page 35. Our use of EBITDA, including a reconciliation to cash flow from operations, is discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) Cash Net Income is defined as Net Income plus amortization and deferred taxes related to intangible assets plus Affiliate depreciation. We consider Cash Net Income an important measure of our financial performance, as we believe it best represents operating performance before non-cash expenses relating to the acquisition of interests in our affiliated investment management firms. Cash Net Income is not a measure of financial performance under generally accepted accounting principles and, as calculated by us, may not be consistent with computations of Cash Net Income by other companies. Our use of Cash Net Income, including a reconciliation of Cash Net Income to Net Income, is discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) Total assets, Intangible assets and Equity investments in Affiliates have increased as we have made new or additional investments in affiliated investment management firms.

(4) In 2006, we implemented Emerging Issues Task Force Issue 04-05, "EITF 04-05" (see Note 1 to the Consolidated Financial Statements). In accordance with EITF 04-05, we have consolidated client assets held in partnerships controlled by our Affiliates. These assets are reported as "Affiliate investments in partnerships;" a majority of these assets are held by investors that are unrelated to us, and are reported as "Minority interest in Affiliate investments in partnerships."

(5) Senior debt consists of outstanding borrowings under our senior credit facility and, through November 2006, our senior notes due 2006.

(6) Senior convertible securities consists of our zero coupon senior convertible notes and our floating rate senior convertible securities.

(7) In 2006 and 2007, we completed private placements of junior convertible trust preferred securities of $300 million and $500 million, respectively.

(8) Other long-term obligations consist principally of income taxes and payables to related parties.

(9) During 2006 and 2007, we repurchased $537,777 and $426,479 of our common stock, respectively, including $206,394 pursuant to the prepaid forward purchase contract described on page 43.

Management's Report on Internal Control Over Financial Reporting

Management of Affiliated Managers Group, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting processes are designed under the supervision of the Company's chief executive and chief financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our financial statements.

As of December 31, 2007, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2007 was effective.

The Company's internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing on page 55, which expresses an unqualified opinion on the effectiveness of the firm's internal control over financial reporting as of December 31, 2007.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Affiliated Managers Group, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Affiliated Managers Group, Inc. (the "Company") at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing on page 54 of this Annual Report. Our responsibility is to express opinions on these financial statements, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers, LLP

Boston, Massachusetts
February 29, 2008

Consolidated Statements of Income

(dollars in thousands, except per share data)	For the Years Ended December 31, 2005	2006	2007
Revenue	$ 916,492	$ 1,170,353	$ 1,369,866
Operating expenses:			
Compensation and related expenses	365,960	472,400	579,365
Selling, general and administrative	162,078	184,019	197,967
Amortization of intangible assets	24,873	27,378	31,653
Depreciation and other amortization	7,029	8,763	10,444
Other operating expenses	21,497	23,880	18,822
	581,437	716,440	838,251
Operating income	335,055	453,913	531,615
Non-operating (income) and expenses:			
Investment and other income	(8,871)	(16,943)	(17,133)
Income from equity method investments	(26,970)	(38,318)	(58,197)
Investment income from Affiliate investments in partnerships	(445)	(3,400)	(38,877)
Interest expense	37,426	58,800	76,919
	1,140	139	(37,288)
Income before minority interest and income taxes	333,915	453,774	568,903
Minority interest	(144,263)	(212,523)	(241,987)
Minority interest in Affiliate investments in partnerships	—	(3,364)	(38,089)
Income before income taxes	189,652	237,887	288,827
Income taxes—current	38,895	55,267	74,634
Income taxes—intangible-related deferred	28,791	28,779	28,576
Income taxes—other deferred	2,897	2,564	3,656
Net Income	$ 119,069	$ 151,277	$ 181,961
Earnings per share—basic	$ 3.54	$ 4.83	$ 6.18
Earnings per share—diluted	$ 2.81	$ 3.74	$ 4.58
Average shares outstanding—basic	33,667,542	31,289,005	29,464,764
Average shares outstanding—diluted	44,689,655	45,159,002	44,921,784
Supplemental disclosure of total comprehensive income:			
Net Income	$ 119,069	$ 151,277	$ 181,961
Other comprehensive income (loss)	15,219	(2,090)	50,071
Total comprehensive income	$ 134,288	$ 149,187	$ 232,032

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Balance Sheets

(in thousands)	December 31, 2006	December 31, 2007
Assets		
Current assets:		
Cash and cash equivalents	$ 201,729	$ 222,954
Investment advisory fees receivable	201,385	237,636
Affiliate investments in partnerships	108,350	134,657
Affiliate investments in marketable securities	15,516	21,237
Prepaid expenses and other current assets	27,299	33,273
Total current assets	554,279	649,757
Fixed assets, net	63,984	69,879
Equity investments in Affiliates	293,440	842,490
Acquired client relationships, net	502,066	496,602
Goodwill	1,177,227	1,230,387
Other assets	74,924	106,590
Total assets	$ 2,665,920	$ 3,395,705
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 246,727	$ 246,400
Payables to related party	41,086	69,952
Total current liabilities	287,813	316,352
Senior debt	365,500	519,500
Senior convertible securities	413,358	378,083
Mandatory convertible securities	300,000	300,000
Junior convertible trust preferred securities	300,000	800,000
Deferred income taxes	218,584	257,022
Other long-term liabilities	11,209	33,516
Total liabilities	$ 1,896,464	$ 2,604,473
Commitments and contingencies (Note 15)	—	—
Minority interest	166,138	194,633
Minority interest in Affiliate investments in partnerships	104,096	127,397
Stockholders' equity:		
Common stock ($.01 par value; 153,000 shares authorized; 39,024 shares outstanding in 2006 and 2007)	390	390
Additional paid-in capital	609,369	662,454
Accumulated other comprehensive income	14,666	64,737
Retained earnings	654,465	836,426
	1,278,890	1,564,007
Less: treasury stock, at cost (9,428 shares in 2006 and 10,865 shares in 2007)	(779,668)	(1,094,805)
Total stockholders' equity	499,222	469,202
Total liabilities and stockholders' equity	$ 2,665,920	$ 3,395,705

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Changes in Stockholders' Equity

(dollars in thousands)	Common Shares	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Shares	Treasury Shares at Cost
December 31, 2004	38,680,454	$ 387	$ 566,776	$ 1,537	$ 384,119	(5,394,730)	$ (245,127)
Stock issued for option exercises	—	—	(34)	—	—	1,152,947	39,269
Tax benefit of option exercises	—	—	13,942	—	—	—	—
Issuance of Affiliate equity interests	—	—	2,231	—	—	—	—
Settlement of forward equity sale agreement	—	—	(14,378)	—	—	—	—
Conversion of zero coupon convertible notes	—	—	—	—	—	6,533	347
Stock issued in connection with Affiliate investment	343,204	3	24,553	—	—	—	—
Repurchase of stock	—	—	—	—	—	(1,189,700)	(90,532)
Net Income	—	—	—	—	119,069	—	—
Other comprehensive income	—	—	—	15,219	—	—	—
December 31, 2005	39,023,658	$ 390	$ 593,090	$ 16,756	$ 503,188	(5,424,950)	$ (296,043)
Stock issued under option and other incentive plans	—	—	(991)	—	—	1,263,873	42,694
Tax benefit of option exercises	—	—	28,529	—	—	—	—
Issuance of Affiliate equity interests	—	—	2,031	—	—	—	—
Cost of call spread option agreements	—	—	(13,290)	—	—	—	—
Conversions of zero coupon convertible notes	—	—	—	—	—	215,350	11,458
Repurchase of stock	—	—	—	—	—	(5,482,047)	(537,777)
Net Income	—	—	—	—	151,277	—	—
Other comprehensive loss	—	—	—	(2,090)	—	—	—
December 31, 2006	39,023,658	$ 390	$ 609,369	$ 14,666	$ 654,465	(9,427,774)	$ (779,668)
Stock issued under option and other incentive plans	—	—	(23,443)	—	—	1,504,143	84,333
Tax benefit of option exercises	—	—	42,308	—	—	—	—
Issuance of Affiliate equity interests	—	—	27,508	—	—	—	—
Settlement of call spread option agreements	—	—	15,564	—	—	(115,789)	(8,764)
Cost of call spread option agreements	—	—	(6,800)	—	—	—	—
Conversions of zero coupon convertible notes	—	—	—	—	—	667,826	35,773
Repurchase of stock, including prepaid forward purchase contract	—	—	(2,052)	—	—	(3,493,605)	(426,479)
Net Income	—	—	—	—	181,961	—	—
Other comprehensive income	—	—	—	50,071	—	—	—
December 31, 2007	39,023,658	$ 390	$ 662,454	$ 64,737	$ 836,426	(10,865,199)	$(1,094,805)

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(in thousands)	For the Years Ended December 31, 2005	2006	2007
Cash flow from operating activities:			
Net Income	$ 119,069	$ 151,277	$ 181,961
Adjustments to reconcile Net Income to net cash flow from operating activities:			
Amortization of intangible assets	24,873	27,378	31,653
Amortization of issuance costs	3,018	2,862	3,250
Depreciation and other amortization	7,029	8,763	10,444
Deferred income tax provision	31,688	31,343	32,232
Accretion of interest	1,896	2,360	2,772
Income from equity method investments, net of amortization	(26,971)	(38,318)	(58,197)
Distributions received from equity method investments	16,565	46,033	53,612
Tax benefit from exercise of stock options	13,942	5,482	5,780
Stock option expense	—	1,654	9,039
Other adjustments	(2,231)	8,528	5,979
Changes in assets and liabilities:			
Increase in investment advisory fees receivable	(53,846)	(52,281)	(35,963)
Decrease in Affiliate investments in partnerships	—	7,707	12,766
(Increase) decrease in prepaids and other current assets	(8,258)	150	(4,722)
(Increase) decrease in other assets	(126)	3,159	(3,178)
Increase in accounts payable, accrued liabilities and other long-term liabilities	32,217	65,814	21,035
Increase in minority interest	45,213	29,092	58,191
Cash flow from operating activities	204,078	301,003	326,654
Cash flow used in investing activities:			
Costs of investments in Affiliates, net of cash acquired	(85,175)	(123,262)	(556,683)
Purchase of fixed assets	(14,523)	(21,510)	(16,821)
Purchase of investment securities	(6,393)	(29,522)	(13,648)
Sale of investment securities	24,062	9,215	6,397
Cash flow used in investing activities	(82,029)	(165,079)	(580,755)
Cash flow from (used in) financing activities:			
Borrowings of senior bank debt	224,500	602,000	727,000
Repayments of senior bank debt	(100,000)	(412,000)	(573,000)
Issuance of junior convertible trust preferred securities	—	300,000	500,000
Repayment of debt assumed in new investment	(150,811)	—	—
Repayment of senior debt	—	(65,750)	—
Repurchase of senior debt	(10,000)	—	—
Issuance of common stock	28,892	52,765	53,324
Repurchase of common stock, including prepaid forward purchase contract	(82,317)	(536,478)	(435,997)
Issuance costs	(2,660)	(9,982)	(19,999)
Settlement of forward equity sale agreement	(14,008)	—	—
Excess tax benefit from exercise of stock options	—	23,047	36,528
Cost of call spread option agreements	—	(13,290)	—
Repayment of notes payable and other liabilities	(15,863)	(7,687)	(2,542)
Redemptions of Minority interest—Affiliate investments in partnerships	—	(7,707)	(12,766)
Cash flow from (used in) financing activities	(122,267)	(75,082)	272,548
Effect of foreign exchange rate changes on cash and cash equivalents	364	464	2,778
Net increase in cash and cash equivalents	146	61,306	21,225
Cash and cash equivalents at beginning of period	140,277	140,423	201,729
Cash and cash equivalents at end of period	$ 140,423	$ 201,729	$ 222,954
Supplemental disclosure of cash flow information:			
Interest paid	$ 39,381	$ 59,526	$ 77,735
Income taxes paid	29,290	29,003	30,243
Supplemental disclosure of non-cash financing activities:			
Stock issued for zero coupon senior convertible note conversions	347	11,458	35,773
Payables recorded for Affiliate equity purchases	4,567	36,736	18,308
Stock issued in new investment	24,556	—	—
Debt assumed in new investment	150,811	—	—

The accompanying notes are an integral part of the Consolidated Financial Statements.

1 Business and Summary of Significant Accounting Policies

(a) Organization and Nature of Operations

Affiliated Managers Group, Inc. ("AMG" or the "Company") is an asset management company with equity investments in a diverse group of boutique investment management firms ("Affiliates"). AMG's Affiliates currently provide investment management services globally to mutual funds, institutional clients and high net worth individuals. Fees for services are largely asset-based and, as a result, the Company's revenue may fluctuate based on the performance of financial markets.

Affiliates are either organized as limited partnerships, limited liability partnerships, limited liability companies, or corporations. AMG generally has contractual arrangements with its Affiliates whereby a percentage of revenue is customarily allocable to fund Affiliate operating expenses, including compensation (the "Operating Allocation"), while the remaining portion of revenue (the "Owners' Allocation") is allocable to AMG and the other partners or members, generally with a priority to AMG. In certain other cases, the Affiliate is not subject to a revenue sharing arrangement, but instead operates on a profit-based model. In these cases, AMG participates fully in any increase or decrease in the revenue or expenses of such firms. In situations where AMG holds a minority equity interest, the revenue sharing arrangement generally allocates to AMG a percentage of the Affiliate's revenue. The remaining revenue is used to pay operating expenses and profit distributions to the other owners.

The financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). All dollar amounts, except per share data in the text and tables herein, are stated in thousands unless otherwise indicated. Certain reclassifications have been made to prior years' financial statements to conform to the current year's presentation.

(b) Principles of Consolidation

The Company evaluates the risk, rewards, and significant terms of each of its Affiliate and other investments to determine the appropriate method of accounting. Majority-owned or otherwise controlled investments are consolidated. In many of its Affiliate investments, AMG is, directly or indirectly, the sole general partner (in the case of Affiliates which are limited partnerships), managing partner (in the case of Affiliates which are limited liability partnerships), sole manager member (in the case of Affiliates which are limited liability companies) or principal shareholder (in the case of Affiliates which are corporations). As a result, the Company generally consolidates its Affiliate investments. Investments that are determined to be Variable Interest Entities as defined by FASB Interpretation No. 46 (revised), "Consolidation of Variable Interest Entities" ("FIN46R"), are consolidated if AMG or a consolidated Affiliate is the primary beneficiary of the investment.

For Affiliate operations consolidated into these financial statements, the portion of the income allocated to owners other than AMG is included in Minority interest in the Consolidated Statements of Income. As Affiliates are generally structured as pass-through entities for tax purposes, minority interest has been presented before income taxes in the Consolidated Statements of Income. Minority interest on the Consolidated Balance Sheets includes capital and undistributed income owned by the managers of the consolidated Affiliates. All material intercompany balances and transactions have been eliminated.

AMG applies the equity method of accounting to investments where AMG or an Affiliate does not hold a majority equity interest but has the ability to exercise significant influence (generally at least a 20% interest or a general partner interest) over operating and financial matters. AMG or an Affiliate also applies the equity method when their minority shareholders or partners have certain rights to remove their ability to control the entity or rights to participate in substantive operating decisions (e.g. approval of annual operating budgets, major financings, selection of senior management, etc.). For equity method investments, AMG's or the Affiliate's portion of income before taxes is included in Income from equity method investments. Other investments in which AMG or an Affiliate owns less than a 20% interest and does not exercise significant influence are accounted for under the cost method. Under the cost method, income is recognized as dividends when, and if, declared.

Effective January 1, 2006, the Company implemented Emerging Issues Task Force Issue 04-05, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" ("EITF 04-05"). Under EITF 04-05, the Company or an Affiliate consolidates any partnership that it controls, including those interests in the partnerships in which the Company does not have ownership rights. A general partner is presumed to control a partnership unless the limited partners have certain rights to remove the general partner or other substantive rights to participate in partnership operations. Partnerships that are not controlled by the Company or an Affiliate are accounted for using the equity method of accounting.

The effect of any changes in the Company's equity interests in its Affiliates resulting from the issuance of an Affiliate's equity by the Company or one of its Affiliates is included as a component of stockholders' equity, net of the related income tax effect in the period of the change.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments, including money market mutual funds, with original maturities of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value due to the short-term maturity of these investments.

(d) Affiliate Investments in Partnerships

Assets of consolidated partnerships are reported as "Affiliate investments in partnerships." A majority of these assets are held by investors that are unrelated to the Company, and reported as "Minority interest in Affiliate investments in partnerships." Income from these partnerships is presented as "Investment income from Affiliate investments in partnerships" in the Consolidated Statements of Income. The portion of this income or loss that is attributable to investors that are unrelated to the Company is reported as a "Minority interest in Affiliate investments in partnerships."

(e) Affiliate Investments in Marketable Securities

Affiliate investments in marketable securities are classified as either trading or available-for-sale and carried at fair value. Unrealized holding gains or losses on investments classified as available-for-sale are reported net of deferred tax as a separate component of accumulated other comprehensive income in stockholders' equity until realized. If a decline in the fair value of these investments is determined to be other than temporary, the carrying amount of the asset is reduced to its fair value, and the difference is charged to income in the period incurred.

(f) Fixed Assets

Fixed assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives. The estimated useful lives of office equipment and furniture and fixtures range from three to ten years. Computer software developed or obtained for internal use is amortized using the straight-line method over the estimated useful life of the software, generally three years or less. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the lease, and the building is amortized over 39 years. The costs of improvements that extend the life of a fixed asset are capitalized, while the cost of repairs and maintenance are expensed as incurred. Land is not depreciated.

(g) Leases

The Company and its Affiliates currently lease office space and equipment under various leasing arrangements. As these leases expire, it can be expected that in the normal course of business they will be renewed or replaced. All leases and subleases are accounted for under Statement of Financial Accounting Standard ("FAS") No. 13, "Accounting for Leases." These leases are classified as either capital leases or operating leases, as appropriate. Most lease agreements classified as operating leases contain renewal options, rent escalation clauses or other inducements provided by the landlord. Rent expense is accrued to recognize lease escalation provisions and inducements provided by the landlord, if any, on a straight-line basis over the lease term.

(h) Equity Investments in Affiliates

For equity method investments, the Company's portion of income before taxes is included in Income from equity method investments. The Company's share of income taxes incurred directly by Affiliates accounted for under the equity method are recorded within Income taxes—current in the Consolidated Statements of Income because these taxes generally represent the Company's share of the taxes incurred by the Affiliate. Deferred income taxes incurred as a direct result of the Company's investment in Affiliates accounted for under the equity method have been included in Income taxes—intangible-related deferred in the Consolidated Statements of Income. The associated deferred tax liabilities have been classified as a component of deferred income taxes in the Consolidated Balance Sheet.

As is consistent with the equity method of accounting, for one of its equity method Affiliates based outside the United States, the Company has elected to record financial results one quarter in arrears to allow for the receipt of financial information. The Company converts the financial information of foreign investments to U.S. GAAP.

The Company periodically evaluates its equity method investments for impairment. In such impairment evaluations, the Company assesses if the value of the investment has declined below its book value for a period considered to be other than temporary. If the Company determines that a decline in value below the book value of the investment is other than temporary, then a charge would be recognized in the Consolidated Statements of Income.

(i) Acquired Client Relationships and Goodwill

The purchase price for the acquisition of interests in Affiliates is allocated based on the fair value of net assets acquired, primarily acquired client relationships. In determining the allocation of the purchase price to acquired client relationships, the Company analyzes the net present value of each acquired Affiliate's existing client relationships based on a number of factors including: the Affiliate's historical and potential future operating performance; the Affiliate's historical and potential future rates of attrition among existing clients; the stability and longevity of existing client relationships; the Affiliate's recent, as well as long-term, investment performance; the characteristics of the firm's products and investment styles; the stability and depth of the Affiliate's management team and the Affiliate's history and perceived franchise or brand value.

The Company has determined that certain of its mutual fund acquired client relationships meet the indefinite life criteria outlined in FAS No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"), because the Company expects both the renewal of these contracts and the cash flows generated by these assets to continue indefinitely. Accordingly, the Company does not amortize these intangible assets, but instead reviews these assets at least annually for impairment. Each reporting period, the Company assesses whether events or circumstances have occurred which indicate that the indefinite life criteria are no longer met. If the indefinite life criteria are no longer met, the Company assesses whether the carrying value of the assets exceeds its fair value, and an impairment loss would be recorded in an amount equal to any such excess.

As of December 31, 2007, the cost assigned to all other acquired client relationships was being amortized over a weighted average life of approximately 12 years. The expected useful lives of acquired client relationships are analyzed each period and determined based on an analysis of the historical and projected attrition rates of each Affiliate's existing clients, and other factors that may influence the expected future economic benefit the Company will derive from the relationships. The Company tests for the possible impairment of definite-lived intangible assets annually or more frequently whenever events or changes in circumstances indicate that the carrying amount of the asset is not recoverable. If such indicators exist, the Company compares the undiscounted cash flows related to the asset to the carrying value of the asset. If the carrying value is greater than the undiscounted cash flow amount, an impairment charge is recorded in the Consolidated Statements of Income for amounts necessary to reduce the carrying value of the asset to fair value.

The excess of purchase price for the acquisition of interests in Affiliates over the fair value of net assets acquired, including acquired client relationships, is reported as goodwill within the operating segments in which the Affiliate operates. Goodwill is not amortized, but is instead reviewed for impairment. The Company assesses goodwill for impairment at least annually, or more frequently whenever events or circumstances occur indicating that the recorded goodwill may be impaired. Fair value is determined for each operating segment primarily based on price-earnings multiples. If the carrying amount of goodwill exceeds the fair value, an impairment loss would be recorded in an amount equal to that excess.

As further described in Note 16, the Company periodically purchases additional equity interests in Affiliates from minority interest owners. Resulting payments made to such owners are generally considered purchase price for these acquired interests.

(j) Revenue Recognition

The Company's consolidated revenue primarily represents advisory fees billed monthly, quarterly and annually by Affiliates for managing the assets of clients. Asset-based advisory fees are recognized monthly as services are rendered and are based upon a percentage of the market value of client assets managed. Any fees collected in advance are deferred and recognized as income over the period earned. Performance-based advisory fees are generally assessed as a percentage of the investment performance realized on a client's account, generally over an annual period. Performance-based advisory fees are recognized when they are earned (i.e. when they become billable to customers) based on the contractual terms of agreements and when collection is reasonably assured. Also included in revenue are commissions earned by broker dealers, recorded on a trade date basis, and other service fees recorded as earned.

(k) Issuance Costs

Issuance costs incurred in securing credit facility financing are amortized over the remaining term of the credit facility. Costs incurred to issue the zero coupon senior convertible securities, the floating rate senior convertible securities and junior convertible trust preferred securities are amortized over the earlier of the period to the first investor put date or the stated term of the security. Costs incurred to issue the Company's mandatory convertible securities are allocated between the senior notes and the purchase contracts based upon the relative cost to issue each instrument separately. Costs allocated to the senior notes are recognized as interest expense over the period of the forward equity purchase contract component of such securities. Costs allocated to the prepaid forward purchase contract and call spread option agreements are charged directly to stockholders' equity and not amortized.

(l) Derivative Financial Instruments

The Company is exposed to interest rate risk inherent in its variable rate debt obligations. The Company's risk management strategy may utilize financial instruments, specifically interest rate swap contracts, to hedge certain interest rate exposures. For example, the Company may agree with a counter party (typically a major commercial bank) to exchange the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. In entering into these contracts, the Company intends to offset cash flow gains and losses that occur on its existing debt obligations with cash flow gains and losses on the contracts hedging these obligations.

The Company records all derivatives on the balance sheet at fair value. If the Company's derivatives qualify as cash flow hedges, the effective portion of the unrealized gain or loss is recorded in accumulated other comprehensive income as a separate component of stockholders' equity and reclassified into earnings when periodic settlement of variable rate liabilities are recorded in earnings. Hedge effectiveness is generally measured by comparing the present value of the cumulative change in the expected future variable cash flows of the hedged contract with the present value of the cumulative change in the expected future variable cash flows of the hedged item. To the extent that the critical terms of the hedged item and the derivative are not identical, hedge ineffectiveness would be reported in earnings as interest expense. Hedge ineffectiveness was not material in 2005, 2006 or 2007.

(m) Income Taxes

On January 1, 2007, the Company adopted the provisions of Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertain tax positions recognized in financial statements in accordance with FASB Statement No. 109 "Accounting for Income Taxes" ("FAS 109"). FIN 48 prescribes a recognition threshold and measurement criteria for evaluating tax positions. As allowed by FIN 48, the Company recognizes interest and other charges relating to unrecognized tax benefits as additional tax expense.

As required by FIN 48, the Company recognizes the financial statement benefit of an uncertain tax position only after considering the probability that a tax authority would sustain the position in an examination. For tax positions meeting a "more-likely-than-not" threshold, the amount recognized in the financial statements is the benefit expected to be realized upon settlement with the tax authority. For tax positions not meeting the threshold, no financial statement benefit is recognized.

The Company accounts for income taxes using the liability method. Under this method, deferred taxes are recognized for the expected future tax consequences of temporary differences between the book carrying amounts and tax bases of the Company's assets and liabilities. Historically, deferred taxes have been comprised primarily of deferred tax liabilities attributable to intangible assets and convertible securities and deferred tax assets from state credits and loss carryforwards.

In measuring the amount of deferred taxes each period, the Company must project the impact on its future tax payments of any reversal of deferred tax liabilities (which would increase the Company's tax payments), and any use of its state credits and carryforwards (which would decrease its tax payments). In forming these estimates, the Company makes assumptions about future federal, state and foreign income tax rates and the apportionment of future taxable income to jurisdictions in which the Company has operations. An increase or decrease in federal or state income tax rates could have a material impact on the Company's deferred income tax liabilities and assets and would result in a current income tax charge or benefit.

In the case of the Company's deferred tax assets, the Company regularly assesses the need for valuation allowances, which would reduce these assets to their recoverable amounts. In forming these estimates, the Company makes assumptions of future taxable income that may be generated to utilize these assets, which have limited lives. If the Company determines that these assets will be realized, the Company records an adjustment to the valuation allowance, which would decrease tax expense in the period such determination was made. Likewise, should the Company determine that it would be unable to realize additional amounts of deferred tax assets, an adjustment to the valuation allowance would be charged to tax expense in the period such determination was made. For example, if the Company was to make an investment in a new Affiliate located in a state where it has operating loss carryforwards, the projected taxable income from the new Affiliate could be offset by these operating loss carryforwards, justifying a reduction to the valuation allowance.

(n) Foreign Currency Translation

The assets and liabilities of Affiliates that are not based in the United States are translated into U.S. dollars using exchange rates in effect as of the balance sheet date. The revenue and expenses of these Affiliates are translated into U.S. dollars using average exchange rates for the relevant period. Because of the permanent nature of the Company's investments, net translation exchange gains and losses are excluded from Net Income but are recorded in other comprehensive income. Foreign currency transaction gains and losses are reflected in Investment and other income.

(o) Share-Based Compensation Plans

Effective January 1, 2006, the Company adopted the fair value recognition provisions of FAS No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"). FAS 123R revises SFAS No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). FAS 123R requires as an expense the cost of all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values over the requisite service period. In addition, FAS 123R requires unrecognized costs related to options vesting after the date of initial adoption to be recognized as an expense in the financial statements over the remaining requisite service period.

The Company adopted FAS 123R using the modified prospective transition method. Under this method, compensation expense includes: (i) an expense for all unvested options outstanding on January 1, 2006, and (ii) an expense for all options granted subsequent to January 1, 2006. Compensation expense recognized under FAS 123R, net of tax, was $1,042 and $5,694 for the years ended December 31, 2006 and 2007, respectively. This additional compensation expense decreased basic and diluted earnings per share by $0.03 and $0.02, respectively, for the year ended December 31, 2006, and $0.19 and $0.13, respectively, for the year ended December 31, 2007.

The following table presents Net Income and earnings per share as if the Company had applied the fair value recognition provisions of FAS 123 to stock-based employee compensation for the year ended December 31, 2005.

	Year Ended December 31, 2005
Net Income—as reported	$ 119,069
Add: Total stock-based employee compensation expense included in reported Net Income, net of tax	—
Less: Stock-based compensation expense determined under fair value method net of tax	709
Net Income—FAS 123 pro forma	$ 118,360
Earnings per share—basic—as reported	$ 3.54
Earnings per share—basic—FAS 123 pro forma	3.52
Earnings per share—diluted—as reported	2.81
Earnings per share—diluted—FAS 123 pro forma	2.80

FAS 123R also requires the Company to report any tax benefits realized upon the exercise of stock options that are in excess of the expense recognized for reporting purposes as a financing activity in the company's Consolidated Statements of Cash Flows. Prior to the adoption of FAS 123R, these tax benefits were presented as operating cash flows in the Consolidated Statements of Cash Flows. If the tax benefit realized is less than the expense, the tax shortfall is recognized in stockholders' equity. To the extent the expense exceeds available windfall tax benefits, it is recognized in the

Consolidated Statements of Income. Under FAS 123R, the Company was permitted to calculate its cumulative windfall tax benefits for the purposes of accounting for future tax shortfalls. The Company elected to apply the long-form method for determining the pool of windfall tax benefits.

(p) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts included in the financial statements and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(q) Recent Accounting Developments

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 establishes a framework for measuring fair value applicable to other accounting standards that use fair value measurements. In February 2008, the FASB issued FASB Staff Position No. 157-2, "Effective Date of FASB Statement No. 157," which deferred the effective date of FAS 157 for one year for nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company will be subject to certain of the provisions of FAS 157 in the first quarter of 2008. This standard is not expected to have a material impact on the Company's consolidated financial statements, but will require certain additional disclosures.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115" ("FAS 159"). FAS 159 permits companies to measure many financial instruments and certain other items at fair value. The Company will adopt FAS 159 in the first quarter of 2008. This standard is not expected to have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), "Business Combinations" ("FAS 141R"). FAS 141R will change the accounting for business combinations in a number of respects, including the way entities account for business combinations achieved in stages by requiring the identifiable assets and liabilities to be measured at their full fair values on the acquisition date. In addition, FAS 141R will change the treatment of contingent consideration, contingencies, acquisition costs, and restructuring costs. FAS 141R will be applied prospectively to any business combination completed after December 31, 2008. The impact of this standard will depend upon the nature, terms and size of business combinations completed after the effective date.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("FAS 160"). FAS 160 will change the accounting and reporting for minority or noncontrolling interests. Upon adoption, these interests will be classified as a separate component within stockholders' equity and transactions between controlling interest and minority interest holders will be accounted for within stockholders' equity. The Company will adopt FAS 160 in the first quarter of 2009 and is currently evaluating the impact that this standard will have on the consolidated financial statements.

2 Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments. The Company maintains cash and cash equivalents, investments and, at times, certain financial instruments with various financial institutions. These financial institutions are typically located in cities in which AMG and its Affiliates operate. For AMG and certain Affiliates, cash deposits at a financial institution may exceed Federal Deposit Insurance Corporation insurance limits.

3 Affiliate Investments in Partnerships

Purchases and sales of investments (principally equity securities) and gross client subscriptions and redemptions relating to Affiliate investments in partnerships were as follows:

	At December 31,	
	2006	2007
Purchase of investments	$158,311	$285,001
Sale of investments	167,246	295,799
Gross subscriptions	498	4,523
Gross redemptions	8,205	17,289

Management fees earned by the Company on partnership assets were $1,148 and $1,309 for the years ended December 31, 2006 and 2007, respectively.

As of December 31, 2006 and December 31, 2007, the Company's investments in partnerships that are not controlled by its Affiliates were $21,449 and $19,799, respectively. These assets are reported within "Other assets" in the Consolidated Balance Sheets. The income or loss related to these investments is classified within "Investment and other income" in the Consolidated Statements of Income.

4 Affiliate Investments in Marketable Securities

The cost of Affiliate investments in marketable securities, gross unrealized gains and losses were as follows:

	At December 31,	
	2006	2007
Cost of Affiliate investments in marketable securities	$14,342	$20,272
Gross unrealized gains	1,379	1,866
Gross unrealized losses	205	901

5 Fixed Assets and Lease Commitments

Fixed assets consisted of the following:

	At December 31,	
	2006	2007
Building and leasehold improvements	$ 44,495	$ 49,767
Office equipment	22,786	30,457
Furniture and fixtures	13,345	14,741
Land and improvements	13,403	15,203
Computer software	8,965	9,314
Fixed assets, at cost	102,994	119,482
Accumulated depreciation and amortization	(39,010)	(49,603)
Fixed assets, net	$ 63,984	$ 69,879

The Company and its Affiliates lease office space and computer equipment for their operations. At December 31, 2007, the Company's aggregate future minimum payments for operating leases having initial or noncancelable lease terms greater than one year are payable as follows:

Year Ending December 31,	Required Minimum Payments
2008	$20,194
2009	19,965
2010	17,125
2011	14,265
2012	11,386
Thereafter	27,552

Consolidated rent expense for 2005, 2006 and 2007 was $18,151, $19,574 and $20,283, respectively.

6 Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

	At December 31,	
	2006	2007
Accrued compensation	$ 156,674	$ 169,382
Accrued income taxes	29,550	22,960
Accrued interest	6,402	12,542
Accrued professional services	7,287	10,978
Accrued subadvisory fees	5,218	5,541
Accounts payable	9,359	4,971
Accrued rent	2,635	3,029
Deferred revenue	953	1,487
Accrued share repurchases	9,518	—
Contract adjustment payments	6,025	1,263
Other	13,106	14,247
	$ 246,727	$ 246,400

7 Benefit Plans

The Company has three defined contribution plans consisting of a qualified employee profit-sharing plan covering substantially all of its full-time employees and several of its Affiliates, and non-qualified plans for certain senior employees. AMG's other Affiliates generally have separate defined contribution retirement plans. Under each of the qualified plans, AMG and each participating Affiliate, as the case may be, are able to make discretionary contributions for the benefit of qualified plan participants up to IRS limits.

The Company's non-qualified Executive Retention Plan (the "ERP") is designed to work in concert with the Company's stockholder-approved Long-Term Executive Incentive Plan, providing a trust vehicle for long-term compensation awards based upon the Company's performance and growth. The ERP permits the Compensation Committee to make awards that may be invested by the recipient in the Company's common stock, in Affiliate investment products, and in cash accounts, in each case subject to vesting and forfeiture provisions. The Company's contributions to the ERP are irrevocable. In addition, the Company has established a Deferred Compensation Plan that provides officers and directors of the Company the opportunity to voluntarily defer base salary, bonus payments and director fees, as applicable, on a pre-tax basis, and invest such deferred amounts in one or more specified measurement funds. While the Company has no obligation to do so, the Deferred Compensation Plan also provides the Company the opportunity to make discretionary contributions; in the event any such contributions are made, contributed amounts will be subject to vesting and forfeiture provisions.

Consolidated expenses related to the Company's benefit plans in 2005, 2006 and 2007 were $20,864, $10,336 and $10,374, respectively.

8 Senior Debt

Senior debt is comprised of:

	At December 31,	
	2006	2007
Senior credit facility	$ 365,500	$ 519,500

On November 27, 2007, the Company entered into an amended and restated senior credit facility (the "Facility"). The Facility allows the Company to borrow an aggregate of $950,000. The Facility is comprised of a $750,000 revolving credit facility (the "Revolver") and a $200,000 term loan (the "Term Loan"). The Company pays interest on these obligations at specified rates (based either on the Eurodollar rate or the prime rate as in effect from time to time) that vary depending on the Company's credit rating. The Term Loan requires principal payments to be made at specified dates until maturity. Subject to the agreement of lenders to provide additional commitments, the Company has the option to increase the Facility by up to an additional $250,000.

The Facility will mature in February 2012, and contains financial covenants with respect to leverage and interest coverage. The Facility also contains customary affirmative and negative covenants, including limitations on indebtedness, liens, cash dividends and fundamental corporate changes. Borrowings under the Facility are collateralized by pledges of the substantial majority of capital stock or other equity interests owned by the Company. The Company pays a quarterly commitment fee on the daily unused portion of the Facility, which amounted to $676, $602 and $443 in 2005, 2006 and 2007, respectively.

9 Senior Convertible Securities

The components of senior convertible securities are as follows:

	At December 31, 2006	At December 31, 2007
Zero coupon senior convertible notes	$113,358	$ 78,083
Floating rate senior convertible securities	300,000	300,000
	$413,358	$378,083

Zero Coupon Senior Convertible Notes

In 2001, the Company issued $251,000 of principal amount at maturity of zero coupon senior convertible notes due 2021 ("zero coupon convertible notes"), with each note issued at 90.50% of such principal amount and accreting at a rate of 0.50% per year. As of December 31, 2007, $83,452 principal amount at maturity remains outstanding. Each security is convertible into 17.429 shares of the Company's common stock (at a current base conversion price of $53.68) upon the occurrence of certain events, including the following: (i) if the closing price of a share of its common stock is more than a specified price over certain periods (initially $62.36 and increasing incrementally at the end of each calendar quarter to $63.08 in April 2021); (ii) if the credit rating assigned by Standard & Poor's to the securities is below BB-; or (iii) if the Company calls the securities for redemption. The holders may require the Company to repurchase the securities at their accreted value in May 2011 and 2016. If the holders exercise this option in the future, the Company may elect to repurchase the securities with cash, shares of its common stock or some combination thereof. The Company has the option to redeem the securities for cash at their accreted value. Under the terms of the indenture governing the zero coupon convertible notes, a holder may convert such security into common stock by following the conversion procedures in the indenture. Subject to changes in the price of the Company's common stock, the zero coupon convertible notes may not be convertible in certain future periods.

In 2006, the Company amended the zero coupon convertible notes. Under the terms of this amendment, the Company will pay interest through May 7, 2008 at a rate of 0.375% per year on the principal amount at maturity of the notes in addition to the accrual of the original issue discount.

Floating Rate Senior Convertible Securities (See also Note 27—Subsequent Events)

In 2003, the Company issued $300,000 of floating rate senior convertible securities due 2033 ("floating rate convertible securities"), bearing interest at a rate equal to 3-month LIBOR minus 0.50%, payable quarterly in cash. Each security is convertible into shares of the Company's common stock (at a base conversion price of $54.17) upon the occurrence of certain events, including the following: (i) if the closing price of a share of the Company's common stock exceeds $65.00 over certain periods; (ii) if the credit rating assigned by Standard & Poor's to the securities is below BB-; or (iii) if the Company calls the securities for redemption. Upon conversion, holders of the securities will receive 18.462 shares of the Company's common stock for each convertible security. In addition, if the market price of the Company's common stock exceeds the base conversion price at the time of conversion, holders will receive additional shares of common stock based on the stock price at that time. Based on the trading price of the Company's common stock as of December 31, 2007, upon conversion, a holder of each security would receive an additional 6.062 shares. The holders of the floating rate convertible securities may require the Company to repurchase such securities in February 2008, 2013, 2018, 2023 and 2028, at their principal amount. The Company may choose to pay the purchase price for such repurchases with cash, shares of the Company's common stock or some combination thereof. The Company has rights to redeem the convertible securities for cash at any time on or after February 25, 2008, at their principal amount plus accrued and unpaid interest. Under the terms of the indenture governing the floating rate convertible securities, a holder may convert such security into common stock by following the conversion procedures in the indenture; subject to changes in the price of the Company's common stock, floating rate convertible securities may not be convertible in certain future periods.

In the first quarter of 2008, the Company called the outstanding floating rate convertible securities for redemption. In lieu of redemption, substantially all of the holders elected to convert their securities. Following the consummation of these transactions, all of the Company's floating rate convertible securities will be cancelled and retired.

The floating rate senior convertible securities are considered contingent payment debt instruments under federal income tax regulations. These regulations required the Company to deduct interest in an amount greater than its reported interest expense, and resulted in annual deferred tax liabilities of $3,700. Because the trading price of the Company's common stock exceeded $60.90 at the time of the conversions, $18,292 of accumulated deferred tax liabilities attributable to these securities will be reclassified to stockholders' equity.

10 Mandatory Convertible Securities (See also Note 27—Subsequent Events)

In 2004, the Company issued $300,000 of mandatory convertible securities ("2004 PRIDES"), each unit consisting of (i) a senior note due February 2010 with a principal amount of $1,000 per note, with interest payable quarterly at the annual rate of 4.125%, and (ii) a forward equity purchase contract pursuant to which the holder agreed to purchase shares of the Company's common stock in February 2008. The holder's obligations under the forward equity purchase contracts were collateralized by the pledge of the senior notes to the Company. The number of shares to be issued in February 2008 will be determined based upon the average trading price of the Company's common stock for a period preceding that date. Depending on the average trading price in that period, the settlement rate will range from 11.785 to 18.031 shares per $1,000 purchase contract. Based on the trading price of the Company's common stock as of December 31, 2007, the purchase contracts would have a settlement rate of 13.519.

In the first quarter of 2008, the Company repurchased the outstanding senior notes component of its 2004 PRIDES. Following the consummation of these transactions, all of the 2004 PRIDES have been cancelled and retired.

11 Junior Convertible Trust Preferred Securities

In 2006, the Company issued $300,000 of junior subordinated convertible debentures due 2036 to a wholly-owned trust simultaneous with the issuance, by the trust, of $291,000 of convertible trust preferred securities to investors. The junior subordinated convertible debentures and convertible trust preferred securities (together, the "2006 junior convertible trust preferred securities") have substantially the same terms.

The 2006 junior convertible trust preferred securities bear interest at a rate of 5.1% per annum, payable quarterly in cash. Each $50 security is convertible, at any time, into 0.333 shares of the Company's common stock, which represents a conversion price of $150 per share (or a 48% premium to the then prevailing share price of $101.45). Upon conversion, investors will receive cash or shares of the Company's common stock (or a combination of cash and common stock) at the election of the Company. The 2006 junior convertible trust preferred securities may not be redeemed by the Company prior to April 15, 2011. On or after April 15, 2011, they may be redeemed if the closing price of the Company's common stock exceeds $195 per share for a specified period of time. The trust's only assets are the junior convertible subordinated debentures. To the extent that the trust has available funds, the Company is obligated to ensure that holders of the 2006 convertible trust preferred securities receive all payments due from the trust.

In October 2007, the Company issued an additional $500,000 of junior subordinated convertible debentures which are due 2037 to a wholly-owned trust simultaneous with the issuance, by the trust, of $500,000 of convertible trust preferred securities to investors. The junior subordinated convertible debentures and convertible trust preferred securities (together, the "2007 junior convertible trust preferred securities") have substantially the same terms as the 2006 junior subordinated convertible debentures.

The 2007 junior convertible trust preferred securities bear interest at 5.15% per annum, payable quarterly in cash. Each $50 security is convertible, at any time, into 0.25 shares of the Company's common stock, which represents a conversion price of $200 per share (or a 53% premium to the then prevailing share price of $130.77). Upon conversion, investors will receive cash or shares of the Company's common stock (or a combination of cash and common stock) at the election of the Company. The 2007 junior convertible trust preferred securities may not be redeemed by the Company prior to October 15, 2012. On or after October 15, 2012, they may be redeemed if the closing price of the Company's common stock exceeds $260 purchase for a specified period of time. The trust's only assets are the 2007 junior convertible subordinated debentures. To the extent that the trust has available funds, the Company is obligated to ensure that holders of the convertible trust preferred securities receive all payments due from the trust.

12 Income Taxes

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for liabilities related to tax return positions that may be deemed to be uncertain. On January 1, 2007 the Company carried a liability for uncertain tax positions of $21,315, including $3,761 for interest and related charges. On December 31, 2007, this liability was $22,506, including interest and related charges of $3,877. The adoption of FIN 48 did not result in an adjustment to the Company's liability for uncertain tax positions or retained earnings. These liabilities at January 1, 2007 and December 31, 2007 included $11,847 and $12,619, respectively, for tax positions that, if recognized, would affect the Company's effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$21,315
Additions based on tax positions related to current year	4,381
Additions based on tax positions of prior years	116
Reductions for tax provisions of prior years	—
Settlements	—
Reductions related to lapses of statutes of limitations	(3,306)
Balance at December 31, 2007	$22,506

The Company or its subsidiaries files income tax returns in federal, various state, and foreign jurisdictions. With few exceptions, the Company is no longer subject to income tax examinations by any tax authorities for years before 2004.

A summary of the provision for income taxes is as follows:

	Year Ended December 31,		
	2005	2006	2007
Current:			
Federal	$31,399	$38,971	$52,012
State	2,005	6,344	8,124
Foreign	5,491	9,952	14,498
Deferred:			
Federal	30,424	33,261	33,582
State	2,158	1,900	1,954
Foreign	(894)	(3,818)	(3,304)
	$70,583	$86,610	$106,866

The components of income before income taxes consisted of the following:

	Year Ended December 31,		
	2005	2006	2007
Domestic	$ 163,912	$ 186,249	$ 221,798
Foreign	25,740	51,638	67,029
	$ 189,652	$ 237,887	$ 288,827

The Company's effective income tax rate differs from the amount computed by using income before income taxes and applying the U.S. federal income tax rate to such amount because of the effect of the following items:

	Year Ended December 31,		
	2005	2006	2007
Tax at U.S. federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	1.4	2.2	1.6
Non-deductible expenses	0.2	—	0.2
Valuation allowance	0.6	0.8	1.3
Foreign taxes	2.9	2.6	3.9
Foreign tax credits	(2.9)	(4.2)	(5.0)
	37.2%	36.4%	37.0%

The components of deferred tax assets and liabilities are as follows:

	At December 31,	
	2006	2007
Deferred assets (liabilities):		
Intangible asset amortization	$ (170,216)	$ (193,275)
Convertible securities interest	(19,807)	(28,215)
Non-deductible intangible amortization	(26,946)	(26,668)
State net operating loss and credit carryforwards	14,126	18,023
Deferred compensation	—	(8,005)
Fixed asset depreciation	(1,956)	(3,562)
Accrued expenses	739	2,196
Deferred income	(398)	507
	(204,458)	(238,999)
Valuation allowance	(14,126)	(18,023)
Net deferred income taxes	$ (218,584)	$ (257,022)

Deferred tax liabilities are primarily the result of tax deductions for the Company's intangible assets and convertible securities. The Company amortizes most of its intangible assets for tax purposes only, reducing its tax basis below its carrying value for financial statement purposes and generating deferred taxes each reporting period. In contrast, the intangible assets associated with the Company's recent investment in its Canadian Affiliates are not deductible for tax purposes, but certain of these assets are amortized for book purposes. As such, at the time of its investment, the Company recorded a deferred tax liability that represents the tax effect of the future book amortization of these assets. The Company's floating rate senior convertible securities, mandatory convertible securities and junior convertible trust preferred securities also currently generate tax deductions that are higher than the interest expense recorded for financial statement purposes.

At December 31, 2007, the Company had state net operating loss carryforwards that will expire over a 15-year period beginning in 2006. The valuation allowances at December 31, 2006 and 2007 are related to the uncertainty of the realization of most of these loss carryforwards, which realization depends upon the Company's generation of sufficient taxable income prior to their expiration. The change in the valuation allowance for the year ended December 31, 2007 is principally attributable to state net operating losses during this period and a provision for loss carryforwards that the Company does not expect to realize.

In 2006, the Company reduced its deferred tax liabilities for non-deductible intangible amortization by $1,408 to reflect a reduction in Canadian federal income tax rates that was enacted in June 2006 and will become effective beginning in 2008. The reduction of these deferred tax liabilities was recorded as a benefit in the 2006 income tax provision.

13 Derivative Financial Instruments

The Company periodically uses interest rate hedging contracts to manage market exposures associated with changing interest rates. As of December 31, 2007, the Company was a party to interest rate hedging contracts with a $150 million notional amount, which fixed the interest rate on a portion of the floating rate senior convertible securities to a weighted average interest rate of approximately 3.28% through February 2008.

The Company records all derivatives on the balance sheet at fair value. As cash flow hedges, the effective portion of the unrealized gain or loss on the derivative instruments is recorded in accumulated other comprehensive income as a separate component of stockholders' equity. At December 31, 2006 and 2007, the unrealized gain, before taxes, on the derivative instruments was $2,392 and $283, respectively. The Company expects no portion of the unrealized gain to be reclassified from accumulated other comprehensive income to Net Income over the next 12 months.

14 Comprehensive Income

A summary of comprehensive income, net of applicable taxes, is as follows:

	Year Ended December 31,		
	2005	2006	2007
Net Income	$119,069	$151,277	$181,961
Foreign currency translation adjustment	13,781	(1,832)	51,475
Change in net unrealized gain (loss) on derivative instruments	2,098	(358)	(1,328)
Change in unrealized gain (loss) on investment securities	(50)	100	(76)
Reclassification of unrealized gain on investment securities to realized gain	(610)	—	—
Comprehensive income	$134,288	$149,187	$232,032

The components of accumulated other comprehensive income, net of taxes, were as follows:

	At December 31,	
	2006	2007
Foreign currency translation adjustment	$13,081	$64,556
Unrealized gain on derivative instruments	1,508	180
Unrealized gain on investment securities	77	1
Accumulated other comprehensive income	$14,666	$64,737

15 Commitments and Contingencies

The Company and its Affiliates are subject to claims, legal proceedings and other contingencies in the ordinary course of their business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved in a manner unfavorable to the Company or its Affiliates. The Company and its Affiliates establish accruals for matters for which the outcome is probable and can be reasonably estimated. Management believes that any liability in excess of these accruals upon the ultimate resolution of these matters will not have a material adverse effect on the consolidated financial condition or results of operations of the Company.

Certain Affiliates operate under regulatory authorities which require that they maintain minimum financial or capital requirements. Management is not aware of any violations of such financial requirements occurring during the period.

16 Business Combinations

The Company's Affiliate investments totaled $267,169, $144,580 and $610,235 in the years ended December 31, 2005, 2006 and 2007, respectively. These investments were made pursuant to the Company's growth strategy designed to generate shareholder value by making investments in boutique investment management firms and other strategic transactions designed to expand the Company's participation in its three principal distribution channels.

In December 2007, the Company acquired a minority interest in BlueMountain Capital Management ("BlueMountain"), a leading global credit alternatives manager specializing in relative value strategies in the corporate loan, bond, credit and equity derivatives markets. BlueMountain has offices in New York and London, and manages assets on behalf of predominantly institutional and high net worth clients. This transaction was financed through borrowings under the Company's senior credit facility.

In November 2007, the Company acquired a minority interest in ValueAct Capital ("ValueAct"), a San Francisco–based alternative investment firm that establishes ownership interests in undervalued companies and works with each company's management and Board of Directors to implement business strategies that enhance shareholder value. ValueAct has over 250 clients, including endowments, foundations, corporations, family offices, high net worth investors and funds of funds. This transaction was financed through borrowings under the Company's senior credit facility.

In 2006, the Company expanded its product offerings in the Institutional distribution channel through the acquisition of a majority equity interest in Chicago Equity Partners, LLC ("Chicago Equity"), which manages a wide range of U.S. equity and fixed income products across multiple capitalization sectors and investment styles. The firm's client base includes over 120 institutional investors, including public funds, corporations, endowments and foundations, Taft-Hartley plan sponsors and certain mutual fund advisers. The transaction was financed through borrowings under the Company's senior credit facility.

In 2005, the Company completed the acquisition of a group of Canadian asset management firms. These firms manage approximately 100 investment products, including Canadian, U.S. and international value and growth equity products, as well as balanced, fixed income, venture capital and structured products. These firms operate in each of the Company's three distribution channels. The transaction was financed through borrowings under the Company's senior credit facility, the issuance of common stock, and available cash.

In 2005, through Managers Investment Group LLC, the Company completed the acquisition of approximately $3.0 billion of assets under management from Fremont Investment Advisors, Inc. ("FIA"). The acquisition included the Fremont Funds, a diversified family of no load mutual funds managed by independent sub advisors and professionals at FIA, as well as FIA assets in separate accounts and 401(k) plans. The transaction was financed through available cash.

The assets and liabilities of the investments in acquired businesses are accounted for under the purchase method of accounting and recorded at their fair values at the dates of acquisition. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as an increase in goodwill. The results of operations of acquired businesses have been included in the Consolidated Financial Statements beginning as of the date of acquisition. The following table summarizes the net assets acquired as of the respective acquisition dates during the years ended December 31, 2006 and 2007:

	2006[1]	2007
Current assets, net	$ 11,488	$ —
Fixed assets	2,045	—
Definite-lived acquired client relationships	43,481	19,876
Indefinite-lived acquired client relationships	2,611	4,577
Equity investments in Affiliates[2]	—	541,377
Goodwill	87,040	18,262
Net assets acquired	$146,665	$584,092

(1) In 2007, the Company finalized the purchase price allocation of Chicago Equity.

(2) The Company's 2007 investments in BlueMountain and ValueAct are accounted for under the equity method of accounting. The Company's purchase price allocations of these investments are subject to the finalization of the valuations of acquired client relationships. As a result, these preliminary amounts may be revised in future periods.

Unaudited pro forma financial results are set forth below, giving consideration to the investments and acquisitions in 2006 and 2007, as if such transactions occurred as of the beginning of 2006, assuming revenue sharing arrangements had been in effect for the entire period and after making certain other pro forma adjustments.

	Year Ended December 31,	
	2006	2007
Revenue	$1,201,686	$1,369,866
Net Income	167,000	172,581
Earnings per share—basic	$ 5.34	$ 5.86
Earnings per share—diluted	4.09	4.37

In connection with certain investments in Affiliates, the Company is contingently liable, upon achievement of specified financial targets, to make additional purchase payments of up to $232,000 through 2011. The Company expects it will make payments of up to $70,000 in 2008. If these payments occur, the Company will record incremental goodwill. As of December 31, 2007 the Company has recorded $50,000 of these payments because certain of these targets had been achieved.

In addition to the investments described above, in the years ended December 31, 2005, 2006, and 2007, the Company completed additional investments in existing Affiliates and transferred interests in certain affiliated investment management firms. The financial effect of these transactions was not material to the Company's results.

Many of the Company's operating agreements provide Affiliate managers a conditional right to require AMG to purchase their retained equity interests at certain intervals. Certain agreements also provide AMG a conditional right to require Affiliate managers to sell their retained equity interests to the Company at certain intervals and upon their death, permanent incapacity or termination of employment and provide Affiliate managers a conditional right to require the Company to purchase such retained equity interests upon the occurrence of specified events. The purchase price of these conditional purchases are generally calculated based upon a multiple of the Affiliate's cash flow distributions, which is intended to represent fair value. As one measure of the potential magnitude of such purchases, in the event that a triggering event and resulting purchase occurred with respect to all such retained equity interests as of December 31, 2007, the aggregate amount of these payments would have totaled approximately $1,470,100. In the event that all such transactions were closed, AMG would own the prospective cash flow distributions of all equity interests that would be purchased from the Affiliate managers. As of December 31, 2007, this amount would represent approximately $204,400 on an annualized basis.

17 Goodwill and Acquired Client Relationships

In 2006 and 2007, the Company acquired interests from and transferred interests to Affiliate management partners. Most of the goodwill acquired during the year is tax deductible.

The following table presents the change in goodwill during 2006 and 2007:

	Mutual Fund	Institutional	High Net Worth	Total
Balance, as of December 31, 2005	$437,309	$445,609	$210,331	$1,093,249
Goodwill acquired, net	17,490	58,692	8,350	84,532
Foreign currency translation	(238)	(233)	(83)	(554)
Balance, as of December 31, 2006	454,561	504,068	218,598	1,177,227
Goodwill acquired, net	3,881	9,604	2,715	16,200
Foreign currency translation	15,893	15,523	5,544	36,960
Balance, as of December 31, 2007	$474,335	$529,195	$226,857	$1,230,387

In connection with the Company's equity method investments, approximately $185,300 and $572,323 of goodwill has been classified within Equity investments in Affiliates as of December 31, 2006 and 2007, respectively.

The following table reflects the components of intangible assets of the Company's Affiliates that are consolidated as of December 31, 2006 and 2007:

	2006		2007	
	Carrying Amount	Accumulated Amortization	Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Acquired client relationships	$ 379,703	$136,486	$ 401,303	$ 168,139
Non-amortized intangible assets:				
Acquired client relationships—mutual fund management contracts	258,849	—	263,438	—
Goodwill	1,177,227	—	1,230,387	—

For the Company's Affiliates that are consolidated, definite-lived acquired client relationships are amortized over their expected useful lives. As of December 31, 2007, these relationships were being amortized over a weighted average life of 11 years. The Company estimates that its consolidated annual amortization expense will be approximately $31,500 for the next five years, assuming no useful life changes or additional investments in new or existing Affiliates.

The definite-lived acquired client relationships attributable to the Company's equity method investments are amortized over their expected useful lives. As of December 31, 2007, these relationships were being amortized over approximately 13 years. Amortization expense for these relationships was $9,290 and $10,386 for 2006 and 2007, respectively. The Company estimates that the annual amortization expense attributable to its current equity-method Affiliates will be approximately $20,000 for the next five years, assuming no useful life changes.

18 Minority Interest

Minority interest in the Consolidated Statements of Income includes the income allocated to owners of consolidated Affiliates, other than AMG. For the years ended December 31, 2005, 2006 and 2007, this income was $144,263, $212,523 and $241,987, respectively. Minority interest on the Consolidated Balance Sheets includes capital and undistributed profits owned by the managers of the consolidated Affiliates (including profits allocated to managers from the Owners' Allocation and Operating Allocation). For the years ended December 31, 2005, 2006 and 2007, profit distributions to management owners were $185,732, $287,899 and $321,505, respectively.

19 Stockholders' Equity

Preferred Stock

The Company is authorized to issue up to 5,000,000 shares of Preferred Stock in classes or series and to fix the designations, powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereon as set forth in the stock certificate. Any such Preferred Stock issued by the Company may rank prior to common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock.

Common Stock

The Company's Board of Directors has authorized the issuance of up to 150,000,000 shares of Voting Common Stock and 3,000,000 shares of Class B Non-Voting Common Stock.

In recent periods, the Company's Board of Directors has authorized the following share repurchase programs:

- in March 2006 in connection with the issuance of the 2006 junior convertible trust preferred securities, up to an additional 4,000,000 shares of common stock;
- in July 2006, up to an additional 1,516,943 shares of common stock;
- in February 2007, up to an additional 3,000,000 shares of common stock; and
- in October 2007, in connection with the issuance of the 2007 junior convertible trust preferred securities up to an additional 2,500,000 shares pursuant to a prepaid forward purchase contract which the Company may elect to settle on or before October 15, 2012.

The timing and amount of purchases are determined at the discretion of AMG's management. In the year ended December 31, 2006, the Company repurchased 5,482,047 shares of common stock at an average price of $98.10 per share. In the year ended December 31, 2007, the Company repurchased 3,609,394 shares of common stock at an average price of $120.59 per share (including 1,578,300 shares through its prepaid forward purchase agreement and 115,789 shares of common stock upon the settlement of certain call spread option agreements). As of December 31, 2007, the Company had the ability to acquire up to 1,880,106 shares of common stock under its authorized share repurchase program.

In the first quarter of 2008, the Company will issue an aggregate of approximately 11,000,000 shares of voting common stock in connection with certain private exchanges and conversions of its floating rate convertible securities and certain private exchanges and the settlement of the forward equity purchase contracts related to its 2004 PRIDES, as more fully discussed in Note 27.

Financial Instruments

The Company's 2004 PRIDES contain freestanding forward equity contracts that required holders to purchase shares of the Company's common stock in February 2008. Additionally, the Company's zero coupon convertible notes, floating rate convertible securities and junior convertible trust preferred securities contain an embedded right for holders to receive shares of the Company's common stock under certain conditions. All of these arrangements, the forward equity sale agreement, the forward equity purchase contract and call spread option agreements meet the definition of equity under FASB Emerging Issues Task Force Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" and are not required to be accounted for separately as derivative instruments.

Stock Option and Incentive Plans

The Company established the 1997 Stock Option and Incentive Plan (as amended and restated, the "1997 Plan"), under which it is authorized to grant options to employees and directors. In 2002, stockholders approved an amendment to increase the number of shares of common stock authorized for issuance under this plan to 7,875,000.

In 2002, the Company's Board of Directors established the 2002 Stock Option and Incentive Plan (as amended and restated, the "2002 Plan"), under which the Company is authorized to grant non-qualified stock options and certain other awards to employees and directors. This plan requires that the majority of grants under the plan in any three-year period must be issued to employees of the Company who are not executive officers or directors of the Company. This plan was approved by the Company's Board of Directors. There are 3,375,000 shares of the Company's common stock authorized for issuance under this plan.

In December 2003, the Board of Directors approved an amendment to each of the 1997 Plan and 2002 Plan to accelerate the vesting of the then-outstanding unvested options (other than options granted to directors). The shares issuable upon the exercise of the accelerated options remain subject to restrictions on transfer which lapse according to specified schedules, for so long as the option holder remains employed by the Company. In the event the option holder ceases to be employed by the Company, the transfer restrictions will remain outstanding until the later of December 2010, or seven years after the date of grant.

In May 2006, the stockholders of the Company approved the 2006 Stock Option and Incentive Plan (the "2006 Plan"), under which the Company is authorized to grant stock options and stock appreciation rights to senior management, employees and directors. There are 3,000,000 shares of the Company's common stock authorized for issuance under this plan.

The plans are administered by a committee of the Board of Directors. Under the plans, options generally vest over a period of three to five years and expire seven to ten years after the grant date. All options have been granted with exercise prices equal to the fair market value of the Company's common stock on the date of grant.

The following table summarizes the transactions of the Company's stock option and incentive plans:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
Unexercised options outstanding— January 1, 2007	7,404,822	$ 50.49	
Options granted	1,480,500	115.85	
Options exercised	(1,514,912)	35.40	
Options forfeited	(189,624)	71.63	
Unexercised options outstanding— December 31, 2007	7,180,786	66.59	5.0
Exercisable at December 31, 2007	4,967,459	46.88	4.2
Exercisable and free from restrictions on transfer at December 31, 2007	4,424,228	45.04	3.8

The Company generally uses treasury stock to settle stock option exercises. The total intrinsic value of options exercised during the years ended December 31, 2005, 2006 and 2007 was $41,442, $78,371 and $115,568, respectively. As of December 31, 2007, the intrinsic value of options that were vested and free from restrictions on transfer was $320,403. As of that date, the total intrinsic value of all vested options (including those subject to restrictions on transfer) was $350,603, and the intrinsic value of unvested options was $14,683.

During the year ended December 31, 2007, the cash received and the actual tax benefit recognized for options exercised were $52,417 and $42,308, respectively. During the year ended December 31, 2007, the excess tax benefit classified as a financing cash flow was $36,528. During the year ended December 31, 2006, the cash received and the actual tax benefit recognized for options exercised were $41,886 and $28,529, respectively. During the year ended December 31, 2006, the excess tax benefit classified as a financing cash flow was $23,047.

The Company's Net Income for the year ended December 31, 2007 includes $9,039 of compensation expense and $3,345 of income tax benefits, related to the share-based compensation arrangements. The Company's Net Income for the year ended December 31, 2006 includes $1,654 of compensation expense and $612 of income tax benefits, related to the share-based compensation arrangements. As of December 31, 2007, there was $55,315 of deferred compensation expense related to stock options which will be recognized over a weighted average period of approximately four years (assuming no forfeitures).

The fair value of options granted is estimated using the Black-Scholes option pricing model. The weighted average fair value of options granted during the years ended December 31, 2005, 2006 and 2007 was $20.95, $28.66 and $26.88 per option, respectively, based on the assumptions stated below.

	Year Ended December 31,		
	2005	2006	2007
Dividend yield	0.0%	0.0%	0.0%
Expected volatility[1]	19.9%	22.6%	23.8%
Risk-free interest rate[2]	4.4%	4.9%	3.1%
Expected life of options (in years)[3]	5.0	4.4	3.8
Forfeiture rate[3]	0.0%	5.0%	5.0%

(1) Based on the historical and implied volatility of the Company's common stock.

(2) Based on the U.S. Treasury yield curve in effect at the date of grant.

(3) Based on historical data and expected exercise behavior.

The Company periodically issues Affiliate equity interests to certain Affiliate employees. The estimated fair value of equity granted in these awards, net of estimated forfeitures, is recorded as compensation expense over the service period as equity-based compensation.

20 Call Spread Option Agreements

In 2006, the Company entered into a series of contracts that provided the option, but not the obligation, to repurchase up to 917,000 shares of its common stock at a weighted average price of $99.59 per share at specified times. Upon exercise, the Company could elect to receive the intrinsic value of a contract in cash or common stock. During 2007, the Company exercised 917,000 options with a total intrinsic value of $21,149. The Company elected to receive approximately 116,000 shares of common stock and used the remaining proceeds ($6,800) to enter into another series of contracts that provide the option, but not the obligation, to repurchase up to 800,000 shares of its common stock at a weighted average price of $120.89 per share. These options may be exercised or will expire during the first quarter of 2008.

21 Earnings Per Share

The calculation of basic earnings per share is based on the weighted average number of shares of the Company's common stock outstanding during the period. Diluted earnings per share is similar to basic earnings per share, but adjusts for the effect of the potential issuance of incremental shares of the Company's common stock. The following is a reconciliation of the numerator and denominator used in the calculation of basic and diluted earnings per share available to common stockholders. Unlike all other dollar amounts in these Notes, the amounts in the numerator reconciliation are not presented in thousands.

	Year Ended December 31,		
	2005	2006	2007
Numerator:			
Net Income	$119,069,000	$151,277,000	$181,961,000
Interest expense on contingently convertible securities, net of taxes	6,693,000	17,618,000	23,787,000
Net income, as adjusted	$125,762,000	$168,895,000	$205,748,000

	Year Ended December 31,		
	2005	2006	2007
Denominator:			
Average shares outstanding—basic	33,667,542	31,289,005	29,464,764
Effect of dilutive instruments:			
Stock options	2,244,874	2,542,878	2,117,478
Forward equity agreement	88,654	—	—
Senior convertible securities	8,688,585	9,238,255	9,276,218
Mandatory convertible securities	—	599,853	1,540,226
Junior convertible trust preferred securities	—	1,489,011	2,523,098
Average shares outstanding—diluted	44,689,655	45,159,002	44,921,784

The calculation of diluted earnings per share for 2005, 2006 and 2007 excludes the potential exercise of options to purchase approximately 0.1, 0.9 and 2.3 million common shares, respectively, because their effect would be anti-dilutive. In addition, the calculation of diluted earnings per share excludes the effect of the outstanding call spread option agreements for all periods presented because their effect would be anti-dilutive.

As more fully discussed in Notes 9, 10 and 11, the Company had convertible securities outstanding during the years ended December 31, 2005, 2006 and 2007. The aggregate number of shares of common stock that could be issued in the future to settle these securities is deemed outstanding for the purposes of the calculation of diluted earnings per share. This approach, referred to as the if-converted method, requires that such shares be deemed outstanding regardless of whether the securities are then contractually convertible into the Company's common stock. For this if-converted calculation, the interest expense (net of tax) attributable to these securities is added back to Net Income, reflecting the assumption that the securities have been converted.

For the years ended December 31, 2005, 2006 and 2007, the Company repurchased approximately 1.2, 5.5 and 3.6 million shares of common stock, respectively, under various stock repurchase programs. The Company has repurchased an additional 100,000 shares, from January 1 through February 26, 2008.

22 Financial Instruments and Risk Management

The Company is exposed to market risks brought on by changes in interest and currency exchange rates. The Company has not entered into foreign currency transactions or derivative financial instruments to reduce risks associated with changes in currency exchange rates. The Company uses derivative financial instruments to reduce risks associated with changes in interest rates.

Notional amounts and credit exposures of derivatives

The notional amount of derivatives does not represent amounts that are exchanged by the parties, and thus are not a measure of the Company's exposure. The amounts exchanged are calculated on the basis of the notional or contract amounts, as well as on other terms of the interest rate swap derivatives and the volatility of these rates and prices.

The Company would be exposed to credit-related losses in the event of nonperformance by the counter parties that issued the financial instruments, although the Company does not expect that the counter parties to interest rate swaps will fail to meet their obligations, given their typically high credit ratings. The credit exposure of derivative contracts is represented by the positive fair value of contracts at the reporting date, reduced by the effects of master netting agreements. The Company generally does not give or receive collateral on interest rate swaps because of its own credit rating and that of its counter parties.

Interest Rate Risk Management

From time to time, the Company enters into derivative financial instruments to reduce exposure to interest rate risk. The Company does not hold or issue derivative financial instruments for trading purposes. Derivative financial instruments are intended to enable the Company to achieve a level of variable-rate or fixed-rate debt that is acceptable to management and to limit interest rate exposure. The Company agrees with another party to exchange the difference between fixed-rate and floating rate interest amounts calculated by reference to an agreed notional principal amount.

Fair Value

Financial Accounting Standard No. 107 ("FAS 107"), "Disclosures about Fair Value of Financial Instruments," requires the Company to disclose the estimated fair values for certain of its financial instruments. Financial instruments include items such as loans, interest rate contracts, notes payable and other items as defined in FAS 107.

Fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Quoted market prices are used when available; otherwise, management estimates fair value based on prices of financial instruments with similar characteristics or by using valuation techniques such as discounted cash flow models. Valuation techniques involve uncertainties and require assumptions and judgments regarding prepayments, credit risk and discount rates. Changes in these assumptions will result in different valuation estimates. The fair value presented would not necessarily be realized in an immediate sale nor are there typically plans to settle liabilities prior to contractual maturity. Additionally, FAS 107 allows companies to use a wide range of valuation techniques; therefore, it may be difficult to compare the Company's fair value information to other companies' fair value information.

The carrying amount of cash, cash equivalents and short-term investments approximates fair value because of the short-term nature of these instruments. The carrying value of notes receivable approximate fair value because interest rates and other terms are at market rates. The carrying value of notes payable approximates fair value principally because of the short-term nature of the notes. The carrying value of senior bank debt approximates fair value because the debt is a credit facility with variable interest based on selected short-term rates. The fair market value of the zero coupon senior convertible securities, the floating rate senior convertible securities, the 2004 mandatory convertible debt, and the junior convertible trust preferred securities at December 31, 2007 was $171,076, $866,625, $479,625 and $746,790, respectively.

23 Selected Quarterly Financial Data (Unaudited)

The following is a summary of the quarterly results of operations of the Company for the years ended December 31, 2006 and 2007.

	2006			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$278,042	$ 283,108	$ 280,440	$328,763
Operating income	103,706	104,474	102,059	143,674
Income before income taxes	55,937	51,632	52,613	77,705
Net Income	35,240	33,936	33,146	48,955
Earnings per share—diluted	$ 0.81	$ 0.86	$ 0.87	$ 1.21

	2007			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$309,837	$331,464	$345,605	$382,960
Operating income	112,302	123,944	127,620	167,749
Income before income taxes	58,130	66,487	67,596	96,614
Net Income	36,622	41,887	42,585	60,867
Earnings per share—diluted	$ 0.93	$ 1.04	$ 1.07	$ 1.53

In each of the quarters in 2007, the Company experienced an increase in revenue (and consequently operating income, income before income taxes, Net Income and Earnings per share) from the same period in 2006, primarily as a result of the growth in assets under management resulting from positive investment performance and cash flows and, to a lesser extent, from the Company's investments in new Affiliates in 2006 and 2007. In addition, the Company earns the majority of its performance fees in the fourth quarter of each year, resulting in higher revenue and Net Income when compared to earlier quarters.

24 Related Party Transactions

The Company periodically records amounts receivable and payable to Affiliate partners in connection with the transfer of Affiliate equity interests. As of December 31, 2006 and 2007, the total receivable (reported in "Other assets") was $18,365 and $35,510, respectively. The total payable as of December 31, 2006 was $42,364, of which $41,086 is included in current liabilities. The total payable as of December 31, 2007 was $70,915, of which $69,952 is included in current liabilities.

In certain cases, Affiliate management owners and Company officers may serve as trustees or directors of certain mutual funds from which the Affiliate earns advisory fee revenue.

25 Summarized Financial Information of Equity Method Affiliates

The following table presents summarized financial information for Affiliates accounted for under the equity method.

	2005	2006	2007
Revenue(1)(2)	$ 1,031,024	$1,476,488	$ 747,240
Net Income	276,470	485,959	214,876

	2006	2007
Current assets(2)	$7,386,894	$9,306,440
Noncurrent assets	159,699	147,511
Current liabilities	1,731,477	2,368,160
Noncurrent liabilities and minority interest(2)	5,170,993	6,679,065

(1) Revenue includes advisory fees for asset management services, investment income and gains and losses on investments from consolidated investment partnerships.

(2) In the 2007 investments in BlueMountain and ValueAct, the Company acquired a share of revenue but no portion of the assets held by investors that are unrelated to the Company (which include consolidated investment partnerships).

The Company's share of undistributed earnings from equity method investments totaled $32,154 as of December 31, 2007. This footnote has been amended for changes to the historical financial statements of an equity method Affiliate. Such changes had no impact on the Company's financial position or results of operations.

26 Segment Information

Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131") establishes disclosure requirements relating to operating segments in annual and interim financial statements. Management has assessed the requirements of FAS 131 and determined that the Company operates in three business segments representing the Company's three principal distribution channels: Mutual Fund, Institutional and High Net Worth, each of which has different client relationships.

Revenue in the Mutual Fund distribution channel is earned from advisory and sub-advisory relationships with all domestically registered investment products as well as non-institutional investment products that are registered abroad. Revenue in the Institutional distribution channel is earned from relationships with foundations and endowments, defined benefit and defined contribution plans and Taft-Hartley plans. Revenue in the High Net Worth distribution channel is earned from relationships with wealthy individuals, family trusts and managed account programs.

Revenue earned from client relationships managed by Affiliates accounted for under the equity method is not consolidated with the Company's reported revenue but instead is included (net of operating expenses, including amortization) in "Income from equity method investments," and reported in the distribution channel in which the Affiliate operates. Income tax attributable to the profits of the Company's equity method Affiliates is reported within the Company's consolidated income tax provision.

In firms with revenue sharing arrangements, a certain percentage of revenue is allocated for use by management of an Affiliate in paying operating expenses of that Affiliate, including salaries and bonuses, and is called an "Operating Allocation." In reporting segment operating expenses, Affiliate expenses are allocated to a particular segment on a pro rata basis with respect to the revenue generated by that Affiliate in such segment. Generally, as revenue increases, additional compensation is typically paid to Affiliate management partners from the Operating Allocation. As a result, the contractual expense allocation pursuant to a revenue sharing arrangement may result in the characterization of any growth in profit margin beyond the Company's Owners' Allocation as an operating expense. All other operating expenses (excluding intangible amortization) and interest expense have been allocated to segments based on the proportion of cash flow distributions reported by Affiliates in each segment.

2005	Mutual Fund	Institutional	High Net Worth	Total
Revenue	$ 400,859	$ 385,681	$ 129,952	$ 916,492
Operating expenses:				
Depreciation and other amortization	4,185	17,863	9,854	31,902
Other operating expenses	235,795	231,779	81,961	549,535
	239,980	249,642	91,815	581,437
Operating income	160,879	136,039	38,137	335,055
Non-operating (income) and expenses:				
Investment and other income	(4,379)	(3,797)	(695)	(8,871)
Income from equity method investments	(516)	(25,719)	(735)	(26,970)
Investment income from Affiliate investments in partnerships	—	—	(445)	(445)
Interest expense	15,657	17,264	4,505	37,426
	10,762	(12,252)	2,630	1,140
Income before minority interest and income taxes	150,117	148,291	35,507	333,915
Minority interest	(59,658)	(66,616)	(17,989)	(144,263)
Income before income taxes	90,459	81,675	17,518	189,652
Income taxes	33,674	30,386	6,523	70,583
Net Income	$ 56,785	$ 51,289	$ 10,995	$ 119,069
Total assets	$ 873,386	$ 1,106,187	$ 342,063	$ 2,321,636
Goodwill	$ 437,309	$ 445,609	$ 210,331	$ 1,093,249

2006	Mutual Fund	Institutional	High Net Worth	Total
Revenue	$ 501,739	$ 514,761	$ 153,853	$ 1,170,353
Operating expenses:				
Depreciation and amortization	6,734	22,511	6,896	36,141
Other operating expenses	291,571	295,733	92,995	680,299
	298,305	318,244	99,891	716,440
Operating income	203,434	196,517	53,962	453,913
Non-operating (income) and expenses:				
Investment and other income	(7,088)	(6,584)	(3,271)	(16,943)
Income from equity method investments	(1,087)	(34,503)	(2,728)	(38,318)
Investment income from Affiliate investments in partnerships	—	—	(3,400)	(3,400)
Interest expense	24,360	27,606	6,834	58,800
	16,185	(13,481)	(2,565)	139
Income before minority interest and income taxes	187,249	209,998	56,527	453,774
Minority interest	(80,333)	(106,536)	(25,654)	(212,523)
Minority interest in Affiliate investments in partnerships	—	—	(3,364)	(3,364)
Income before income taxes	106,916	103,462	27,509	237,887
Income taxes	38,869	37,715	10,026	86,610
Net Income	$ 68,047	$ 65,747	$ 17,483	$ 151,277
Total assets	$ 898,150	$ 1,279,981	$ 487,789	$ 2,665,920
Goodwill	$ 454,561	$ 504,068	$ 218,598	$ 1,177,227

2007	Mutual Fund	Institutional	High Net Worth	Total
Revenue	$ 558,257	$ 645,613	$ 165,996	$ 1,369,866
Operating expenses:				
Depreciation and amortization	10,356	23,543	8,198	42,097
Other operating expenses	317,582	381,165	97,407	796,154
	327,938	404,708	105,605	838,251
Operating income	230,319	240,905	60,391	531,615
Non-operating (income) and expenses:				
Investment and other income	(7,121)	(6,587)	(3,425)	(17,133)
Income from equity method investments	(1,651)	(51,214)	(5,332)	(58,197)
Investment income from Affiliate investments in partnerships	—	(10)	(38,867)	(38,877)
Interest expense	28,317	38,772	9,830	76,919
	19,545	(19,039)	(37,794)	(37,288)
Income before minority interest and income taxes	210,774	259,944	98,185	568,903
Minority interest	(95,720)	(120,506)	(25,761)	(241,987)
Minority interest in Affiliate investments in partnerships	—	(10)	(38,079)	(38,089)
Income before income taxes	115,054	139,428	34,345	288,827
Income taxes	42,570	51,589	12,707	106,866
Net Income	$ 72,484	$ 87,839	$ 21,638	$ 181,961
Total assets	$ 986,308	$ 1,832,951	$ 576,446	$ 3,395,705
Goodwill	$ 474,335	$ 529,195	$ 226,857	$ 1,230,387

As of December 31, 2005, equity method investments of $8,717, $282,189 and $10,570 are included in the total assets of the Mutual Fund, Institutional and High Net Worth segments, respectively. As of December 31, 2006, equity method investments of $6,451, $273,170 and $13,819 are included in the total assets of the Mutual Fund, Institutional and High Net Worth segments, respectively. As of December 31, 2007, equity method investments of $8,704, $755,107 and $78,679 are included in the total assets of the Mutual Fund, Institutional and High Net Worth segments, respectively.

27 Subsequent Events

In the first quarter of 2008, the Company called the outstanding floating rate convertible securities for redemption at their principal amount plus accrued and unpaid interest. In lieu of redemption, substantially all of the holders elected to convert their securities into shares of the Company's common stock and the $300,000 principal amount was reclassified to stockholders' equity. Pursuant to these conversions and other privately negotiated exchanges, the Company will issue approximately 7.0 million shares of common stock and all of the Company's floating rate convertible securities will be cancelled and retired.

In the first quarter of 2008, the Company repurchased the outstanding senior notes component of its 2004 PRIDES. The repurchase proceeds were used by the original holders to fulfill their obligations under the related forward equity purchase contracts. Pursuant to the settlement of the forward equity purchase contracts and other privately negotiated exchanges, the Company has issued approximately 4.0 million shares of common stock. All of the Company's 2004 PRIDES securities have been cancelled and retired.

Common Stock and Corporate Organization Information

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the New York Stock Exchange (symbol: AMG). The following table sets forth the high and low prices as reported on the New York Stock Exchange composite tape since January 1, 2006 for the periods indicated.

2006	High	Low
First Quarter	$ 108.58	$ 79.58
Second Quarter	107.46	81.56
Third Quarter	101.81	84.00
Fourth Quarter	105.97	92.09
2007		
First Quarter	$ 119.78	$ 103.00
Second Quarter	131.84	106.70
Third Quarter	135.02	98.67
Fourth Quarter	136.51	114.15

The closing price for a share of our common stock as reported on the New York Stock Exchange composite tape on February 26, 2008 was $98.88. As of February 26, 2008, there were 39 stockholders of record.

We have not declared a cash dividend with respect to the periods presented. We do not anticipate paying cash dividends on our common stock as we intend to retain earnings to finance investments in new Affiliates, repay indebtedness, pay interest and income taxes, repurchase debt securities and shares of our common stock when appropriate, and develop our existing business. Furthermore, our credit facility prohibits us from making cash dividend payments to our stockholders.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(3)
October 1–31, 2007	1,673,300	$ 130.66	95,000	1,995,106
November 1–30, 2007	115,000	$ 126.31	115,000	1,880,106
December 1–31, 2007	42,005	$ 92.15	—	1,880,106
Total	1,830,305	$ 129.50	210,000	1,880,106

(1) In October 2007, we agreed to purchase 1,578,300 shares of our common stock pursuant to a prepaid forward purchase contract which we may elect to settle at any time on or before October 15, 2012. In December 2007, we received 42,005 shares of common stock upon the settlement of certain of our call spread option agreements.

(2) Notes 19 and 21 to the Consolidated Financial Statements provide additional detail with respect to our share repurchase programs.

(3) As of February 26, 2008, there were 1,780,106 shares that could be purchased under our share repurchase programs.

Employees and Corporate Organization

As of December 31, 2007, we employed approximately 80 persons and our Affiliates employed approximately 1,500 persons, the substantial majority of which were full-time employees. Neither we nor any of our Affiliates is subject to any collective bargaining agreements, and we believe that our labor relations are good. We were formed in 1993 as a corporation under the laws of the State of Delaware.

Endnotes

Notes to Financial Highlights

(1) Cash Net Income is defined as Net Income plus amortization and deferred taxes related to intangible assets plus Affiliate depreciation. AMG's use of Cash Net Income, including a reconciliation to Net Income, is discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) Earnings before interest expense, income taxes, depreciation and amortization.

(3) Cash Net Income (as described in Note 1, above) divided by the adjusted diluted average shares outstanding (see Note 4 below).

(4) In the calculation of adjusted diluted average shares outstanding, the potential share issuance in connection with the Company's convertible securities measures net shares using a "treasury stock" method. Under this method, only the net number of shares of common stock equal to the value of the contingently convertible securities and the junior convertible trust preferred securities in excess of par, if any, are deemed to be outstanding. The Company believes the inclusion of net shares under a treasury stock method best reflects the benefit of the increase in available capital resources (which could be used to repurchase shares of common stock) that occurs when these securities are converted and the Company is relieved of its debt obligation. This method does not take into account any increase or decrease in the Company's cost of capital in an assumed conversion.

Other Notes

(1) Unless otherwise noted, data presented is as of December 31, 2007.

(2) Investment product and performance information has been provided by each Affiliate to AMG, and is provided in this Annual Report for reference purposes only and not for investment or solicitation purposes. The investment performance of Affiliate products is compared to benchmarks deemed by the Affiliates and AMG to be the appropriate benchmarks for such products.

Corporate Data

Corporate Offices
Affiliated Managers Group, Inc.
600 Hale Street
Prides Crossing, Massachusetts 01965
617 747 3300
www.amg.com

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
Boston, Massachusetts

Transfer Agent and Registrar
LaSalle Bank NA
Chicago, Illinois

Stock Exchange Listing
New York Stock Exchange
Ticker Symbol: AMG

Annual Meeting
The Annual Meeting of Stockholders will be held at AMG's offices in Prides Crossing, Massachusetts, on June 3, 2008.

Form 10-K and Management Certifications
Copies of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission, including the certifications required by Section 302 of the Sarbanes-Oxley Act with respect to the Company's fiscal year ended December 31, 2007, may be obtained without charge by requesting them from:

Investor Relations
Affiliated Managers Group, Inc.
600 Hale Street
Prides Crossing, Massachusetts 01965
ir@amg.com

This Annual Report to Stockholders contains forward-looking statements. There are a number of important factors that could cause AMG's actual results to differ materially from those indicated by such forward-looking statements including, but not limited to, those listed elsewhere in this Annual Report and in the Section titled *"Business-Risk Factors"* in the Company's Annual Report on Form 10-K for the year ended December 31, 2007 as filed with the Securities and Exchange Commission.

On July 2, 2007, AMG's Section 303A Annual CEO certification by Sean M. Healey was filed with the NYSE in accordance with Section 303A.12(a).

Board of Directors

Richard E. Floor
Partner,
Goodwin Procter LLP

Sean M. Healey
President and
Chief Executive Officer

Harold J. Meyerman
Former Senior Executive,
The Chase Manhattan Bank and
First Interstate Bank, Ltd.

William J. Nutt
Chairman

Rita M. Rodriguez
Former Director,
Export-Import Bank
of the United States

Patrick T. Ryan
Former Chief
Executive Officer,
PolyMedica Corporation

Jide J. Zeitlin
Former General Partner,
Goldman, Sachs & Co.

Executive Officers

Sean M. Healey
President and
Chief Executive Officer

Darrell W. Crate
Executive Vice President and
Chief Financial Officer

Nathaniel Dalton
Executive Vice President and
Chief Operating Officer

Jay C. Horgen
Executive Vice President,
New Investments

John Kingston, III
Executive Vice President and
General Counsel

AMG

Affiliated Managers Group, Inc.
600 Hale Street
Prides Crossing, MA 01965
617 747 3300
www.amg.com

END